Exhibit 4.22

Execution Version

GAZIT-GLOBE LTD.

AND

FIRST CAPITAL REALTY INC.

AND

GAZIT AMERICA INC.

ARRANGEMENT AGREEMENT

DATED June 20, 2012

-i-

TABLE OF CONTENTS

(continued)

-ii-

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated June 20, 2012,

BETWEEN:

GAZIT-GLOBE LTD., a corporation existing under the laws of Israel (“GG”)

- and -

FIRST CAPITAL REALTY INC., a corporation existing under the laws of the Province of Ontario (“FCR”)

- and -

GAZIT AMERICA INC., a corporation existing under the laws of the Province of Ontario (“GAA”)

RECITALS:

A.	GG wishes to acquire, indirectly through Gazit Maple, all of the GAA Shares not already owned by Gazit Maple.

B.	FCR wishes to acquire all of the ProMed Shares and all of GAA’s rights and interest in and to the ProMed Debt.

C.	The Parties intend to carry out the transactions contemplated by this Agreement by way of a statutory plan of arrangement under the provisions of the OBCA.

D.	The GAA Board has determined, following the receipt and review of a recommendation from the GAA Special Committee, and after receiving legal and financial advice, that the Consideration per GAA Share to be received by GAA Shareholders (other than Gazit Maple) pursuant to the Arrangement is fair and that the Arrangement is in the best interests of GAA, and the GAA Board has resolved to recommend that the GAA Shareholders vote in favour of the Arrangement Resolution, all subject to the terms and the conditions contained in this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

“2010 Warrants” means the outstanding common share purchase warrants of GAA, each of which is currently exercisable for 1.065625 GAA Shares at a price of $5.63 per GAA Share, having an expiry date of November 30, 2015 and issued under a warrant indenture dated as of September 17, 2010 between GAA and Computershare Trust Company of Canada, as warrant agent;

“2011 Warrants” means the outstanding common share purchase warrants of GAA, each of which is currently exercisable for one GAA Share at a price of $7.50 per GAA Share, having an expiry date of November 30, 2016 and issued under a warrant indenture dated as of May 16, 2011 between GAA and Computershare Trust Company of Canada, as warrant agent;

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving only GAA and/or one or more of its wholly-owned Subsidiaries, any offer, proposal, expression of interest or inquiry from any Person or group of Persons, whether or not in writing and whether or not delivered to the GAA Shareholders after the date hereof relating to: (a) any acquisition or purchase, direct or indirect, through one or more transactions, of: (i) the assets of GAA and/or one or more of the GAA Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of GAA and the GAA Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of GAA and the GAA Subsidiaries, taken as a whole; or (ii) 20% or more of any voting or equity securities of GAA or of any one or more of the GAA Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of GAA and the GAA Subsidiaries, taken as a whole; (b) any take-over bid, tender offer or exchange offer that, if consummated, would result in any Person, group of Persons or shareholders of such Person(s), other than GG, beneficially owning 20% or more of any class of voting or equity securities of GAA; or (c) a plan of arrangement, share issuance, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving GAA and/or any of the GAA Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or revenues, as applicable, of GAA and the GAA Subsidiaries, taken as a whole;

“affiliate” has the meaning given in National Instrument 45-106 – Prospectus and Registration Exemptions;

“Agreement” means this arrangement agreement, including all schedules annexed hereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Arrangement” means the arrangement of GAA under section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments, modifications or supplements thereto made in accordance with Section 9.5 hereof or the Plan of Arrangement or made at the direction of the Court in the Final Order (provided that any such amendment, modification or supplement is acceptable to GAA, GG and FCR, each acting reasonably);

“Arrangement Resolution” means the special resolution of the GAA Shareholders to be considered at the GAA Meeting, to be substantially in the form and content of Schedule “B” hereto, subject to any amendments, modifications or supplements thereto made with the consent of GAA, GG and FCR, each acting reasonably;

“Articles of Arrangement” means the articles of arrangement of GAA in respect of the Arrangement to be filed with the Director after the Final Order is made, which shall be consistent with the Plan of Arrangement and otherwise in form and content satisfactory to GAA, GG and FCR, each acting reasonably;

“Authorization” means any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, bylaw, rule or regulation of, from or required by any Governmental Entity;

“Buildings” means, collectively, the buildings, fixtures, equipment and other improvements situate on the Lands, excluding: (a) any and all fixtures, equipment and Tangible Personal Property of Tenants which, in accordance with any of the Existing Leases, may be removed or are owned by such Tenants; and (b) any equipment and Tangible Personal Property of any third party manager of the Lands;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario or Tel Aviv, Israel;

“Cash Consideration” means $3.02 per GAA Share outstanding immediately prior to the Effective Time (other than GAA Shares owned by Gazit Maple or any Dissenting Shareholders), subject to adjustment in accordance with Subsection 2.10(a), provided, however, that such consideration shall not, in any event, be less than zero;

“Change in Recommendation” has the meaning given in Subsection 9.2(a)(iii)(A);

“Change of Control Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving only GAA and/or one or more of its wholly-owned Subsidiaries, any offer, proposal, expression of interest or inquiry from any Person or group of Persons, whether or not in writing and whether or not delivered to the GAA Shareholders after the date hereof relating to: (a) any acquisition or purchase, direct or indirect, through one or more transactions, of: (i) the assets of GAA and/or one or more of the GAA Subsidiaries that, individually or in the aggregate, constitute 50% or more of the consolidated assets of GAA and the GAA Subsidiaries, taken as a whole, or which contribute 50% or more of the consolidated revenue of GAA and the GAA Subsidiaries, taken as a whole; or (ii) 50% or more of any voting or equity securities of GAA or of any one or more of the GAA Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 50% or more of the consolidated revenues or constitute 50% or more of the consolidated assets of GAA and the GAA Subsidiaries, taken as a whole; (b) any take-over bid, tender offer or exchange offer that, if consummated, would result in such Person, group of Persons or shareholders of such Person(s), other than GG, beneficially owning 50% or more of any class of voting or equity securities of GAA; or (c) a plan of arrangement, share issuance, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving GAA and/or any of the GAA Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 50% or more of the consolidated assets or revenues, as applicable, of GAA and the GAA Subsidiaries, taken as a whole;

“Closing Books” means the closing books made available by GAA or its Representatives for review by GG, FCR or their respective representatives relating to the acquisition of each of the Properties and each of the Existing Mortgages;

“Confidentiality Agreements” means the confidentiality agreement dated May 4, 2012 between GAA and GG and the confidentiality agreement dated April 23, 2012 between GAA and FCR;

“Consideration” means the Cash Consideration and the Share Consideration collectively;

“Consideration Shares” means that number of FCR Shares equal to the quotient obtained when $100,250,000 is divided by the FCR Reference Price;

“Contract” means any legally binding contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership or other right or obligation (written or oral) to which the applicable Party or any of such Party’s Subsidiaries is a party or by which the applicable Party or any of such Party’s Subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Convertibles Consideration” has the meaning given in Section 2.9;

“Depositary” means Computershare Trust Company of Canada or such other Person that may be appointed by GAA for the purpose of exchanging certificates representing GAA Shares for the Consideration in connection with the Arrangement;

“Director” means the Director appointed pursuant to section 278 of the OBCA;

“Dissent Rights” means the rights of dissent granted to registered GAA Shareholders in respect of the Arrangement described in the Plan of Arrangement;

“Dissenting Shareholder” means a registered holder of GAA Shares who validly dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for its GAA Shares;

“Effective Date” means the date the Arrangement becomes effective under the OBCA;

“Effective Time” has the meaning given in the Plan of Arrangement;

“Employee Plan” means all plans with respect to all employees or former employees of GAA, ProMed CA, ProMed Asset and their respective Subsidiaries, to which GAA, ProMed CA, ProMed Asset or their respective Subsidiaries are a party to or bound by or to which they have an obligation to contribute relating to retirement savings, pensions, bonuses, profit sharing, deferred compensation, incentive compensation, life or accident insurance, hospitalization, health, medical or dental treatment or expenses, disability, unemployment insurance benefits, employee loans, vacation pay, severance or termination pay or other benefit plan;

“Environmental Laws” means all Laws, imposing obligations, responsibilities or liabilities for or relating to: (a) the regulation or control of pollution, contamination, activities, materials, substances or wastes in connection with or for the protection of human health or safety, the environment or natural resources (including climate, air, surface water, groundwater, wetlands, land surface, subsurface strata, wildlife, aquatic species and vegetation); or (b) the use, generation, disposal, treatment, processing, recycling, handling, transport, distribution, destruction, transfer, import, export or sale of Hazardous Substances;

“Environmental Permits” means all Authorizations from any Governmental Entity under any Environmental Laws;

“EQY” means Equity One, Inc., a corporation existing under the laws of the State of Maryland;

“EQY Reference Price” means the preceding 20-trading day volume-weighted average trading price of the EQY Shares at the close of trading on the New York Stock Exchange on the day which is seven (7) trading days prior to the date of the GAA Meeting;

“EQY Shares” means the common shares in the authorized capital of EQY;

“Exchange Rate” means 1.0184;

“Existing Leases” means those tenancy arrangements with individuals or other entities lawfully in possession of or having a right to occupy any part of the Buildings or Lands, leases, tenancies, licenses, and agreements to lease made between a member of the ProMed Group or its predecessor in title, as landlord, and the Tenants of the Lands and Buildings disclosed in the GAA Disclosure Letter together with any leases arising in compliance with Section 6.1 hereof and the benefit of any guarantees of obligations of the Tenants thereunder, and “Existing Lease” means any one of them;

“Existing Mortgages” means the mortgages disclosed in the GAA Disclosure Letter, other than the Meadowlark Mortgage;

“FCR” has the meaning given in the Preamble to this Agreement;

“FCR Public Documents” means all forms, reports, schedules, statements and other documents filed by FCR since January 1, 2010 with applicable Governmental Entities pursuant to applicable Securities Laws;

“FCR Reference Price” means the price per FCR Share determined as the preceding 20-trading day volume-weighted average trading price at the close of trading on the TSX on the day which is seven (7) trading days prior to the date of the GAA Meeting (adjusted appropriately for any stock split, special dividend or other event contemplated by Section 2.10(b) with a record date or an effective date, as applicable, occurring during such 20-trading day period), provided, however, that if the price so calculated is less than $18.20, or greater than $19.00, the price shall be deemed to be $18.20, or $19.00, respectively;

“FCR Shares” means the common shares in the authorized share capital of FCR;

“Ficus” means Ficus, Inc., a corporation existing under the laws of Delaware;

“Final Order” means the final order of the Court or, if appealed, the final order of an appellate court, approving the Arrangement pursuant to section 182 of the OBCA, in a form acceptable to GAA, GG and FCR, each acting reasonably, as may be amended prior to the Effective Time by the Court or an appellate court, as the case may be, with the consent of GAA, GG and FCR, each acting reasonably;

“GAA” has the meaning given in the Preamble to this Agreement;

“GAA Balance Sheet” has the meaning given is Subsection 3.1(k);

“GAA Board” means the board of directors of GAA as the same is constituted from time to time;

“GAA Circular” means, as the context requires, the notice of the GAA Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to the GAA Shareholders in connection with the GAA Meeting, as amended, supplemented or otherwise modified from time to time;

“GAA Data Room Information” means the electronic data room administered by Brookfield Financial Corp. at https://portal23.brookfield.com, together with the Minute Books and the Closing Books;

“GAA Disclosure Letter” means the disclosure letter executed by GAA and delivered to GG and FCR immediately prior to the execution of this Agreement;

“GAA DSUs” means deferred share units conferring a right granted by GAA to any non-employee member of the GAA Board to receive, on a deferred basis, a GAA Share, the cash equivalent thereof or a combination of cash and GAA Shares, issued under the Directors Deferred Share Unit Plan adopted by the GAA Board on November 9, 2009 and approved by the GAA Shareholders on June 3, 2010, as amended;

“GAA Group” means GAA and the GAA Subsidiaries, other than the ProMed Group, taken as a whole;

“GAA Meeting” means the annual and special meeting of GAA Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“GAA Options” means the outstanding options to purchase GAA Shares granted under the GAA Stock Option Plan;

“GAAP” means accounting principles generally accepted in Canada applicable to public companies at the relevant time;

“GAA Public Documents” means all forms, reports, schedules, statements and other documents filed by GAA since January 1, 2010 with applicable Governmental Entities pursuant to applicable Securities Laws;

“GAA RSUs” means restricted share units issued under the Restricted Share Unit Plan of GAA, approved by the GAA Board on November 9, 2009 and by the GAA Shareholders on June 3, 2010;

“GAA Shareholder Approval” has the meaning given in Subsection 2.2(b);

“GAA Shareholders” means the holders of the GAA Shares;

“GAA Shares” means the common shares in the authorized capital of GAA as currently constituted;

“GAA Special Committee” means the special committee of members of the GAA Board independent of GG and FCR formed for the purpose of considering and making a recommendation in respect of any transaction proposed by GG and FCR;

“GAA Stock Option Plan” means the stock option plan of GAA, approved by the GAA Board on November 9, 2009 and by the GAA Shareholders on June 3, 2010, as amended;

“GAA Subsidiary” means each of the Subsidiaries of GAA;

“GAA Termination Payment” has the meaning given in Subsection 9.3(b);

“GAA Termination Payment Event” has the meaning given in Subsection 9.3(c);

“GAA Transfer Agent” means Computershare Trust Company of Canada, in its capacity as registrar and transfer agent for the GAA Shares and GAA Warrants;

“GAA Warrantholders” means the holders of the 2010 Warrants and the 2011 Warrants collectively;

“GAA Warrants” means the 2010 Warrants and the 2011 Warrants collectively;

“Gazit Amalco” means the corporation formed upon the amalgamation of Gazit Maple and GAA pursuant to the Plan of Arrangement;

“Gazit Canada” means Gazit Canada Inc., a corporation existing under the laws of the Province of Ontario and a wholly owned subsidiary of GG;

“Gazit Maple” means Gazit Maple Inc., a corporation existing under the laws of the Province of Ontario and a wholly owned Subsidiary of GG;

“GG” has the meaning given in the Preamble to this Agreement;

“Governmental Entity” means any applicable:

(a)	sovereign nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission (including any securities commission), instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing;

(b)	entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court;

(c)	stock exchange; or

(d)	corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing entities established to perform a duty or function on its behalf;

“Hazardous Substance” means any pollutant, contaminant, chemical, toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material regulated pursuant to any Environmental Laws;

“IFRS” means International Financial Reporting Standards, as adopted by the International Accounting Standards Board;

“including” means including without limitation, and “include” and “includes” have a corresponding meaning;

“Interested Shareholder” means, collectively, GG and FCR, and any person that, to the knowledge of GAA, GG or FCR or their respective directors or senior officers, is an interested party in the Arrangement (within the meaning of MI 61-101), a related party of an interested party in the Arrangement (within the meaning of MI 61-101) or a Person that is a joint actor with any of the foregoing (within the meaning of MI 61-101);

“Interim Order” means the interim order of the Court contemplated by Section 2.2 of this Agreement and made pursuant to section 182(5) of the OBCA, in a form acceptable to GAA, GG and FCR, each acting reasonably, providing for, among other things, the calling and holding of the GAA Meeting, as the same may be amended by the Court with the consent of GAA, GG and FCR, each acting reasonably;

“Lands” means the lands and premises listed in the GAA Disclosure Letter, other than Meadowlark;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, regulations, orders, judgments, injunctions or other legally binding requirements, whether domestic or foreign, and the terms and conditions of any Authorizations of or from any Governmental Entity or self-regulatory authority (including the TSX), and the term “applicable” with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party and/or its Subsidiaries or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, property or securities;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Mailing Deadline” means June 29, 2012 or such later date as may be agreed to in writing by the Parties or adjusted in accordance with Subsection 2.4(f);

“Material Adverse Effect” means, when used in connection with a Person, any one or more changes, effects, events, occurrences or states of fact, either individually or in the aggregate, that has, or would reasonably be expected to have, a material adverse effect on the financial condition, businesses, operations, results of operations or prospects of that Person and its Subsidiaries taken as a whole, other than any change, effect, event, occurrence or state of facts:

(a)	resulting from the announcement of this Agreement or the transactions contemplated herein;

(b)	relating to general economic conditions or the securities, financing, banking or capital markets in Canada and the United States;

(c)	affecting the real estate industry in general in Canada and the United States;

(d)	relating to a change in the market trading price or trading volume of securities of such Person;

(e)	relating to any change in applicable generally accepted accounting principles, including IFRS;

(f)	relating to any adoption, proposal, implementation or change in Laws or any interpretation thereof by any Governmental Entity;

(g)	relating to any change in global, national or regional political conditions (including the commencement, occurrence or continuation of any strike, riot, lockout, outbreak of illness, war, armed hostilities, act of terrorism or facility takeover for emergency purposes) or any natural disaster;

(h)	relating to failure in and of itself to meet any internal or public projections, forecasts, or estimates of revenue or earnings of such Person; or

(i)	resulting from compliance by such Person with the terms of this Agreement, including any change in the relationship of such Person and its Subsidiaries with its employees, Tenants, lenders, suppliers or contractual counter parties or resulting from actions or inactions to which the other party has expressly consented, in writing, provided that the causes underlying such effect referred to in clause (d) and (h) may be taken into account when determining whether a Material Adverse Effect has occurred and provided further, however, that such effect referred to in clause (b), (c), (d), (e), (f), or (g) above does not materially disproportionately adversely affect that Person and its Subsidiaries, taken as a whole, compared to other entities of similar size operating in the industry in which that Person and its Subsidiaries operate;

“Material Contracts” means any Contract (other than the Existing Leases and the Existing Mortgages): (a) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect in respect of GAA; (b) under which GAA or any GAA Subsidiary has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of $25,000 in the aggregate; (c) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $25,000; (d) providing for the establishment, investment in, organization or formation of any joint ventures or partnerships; (e) under which GAA or any GAA Subsidiary is obligated to make or expects to receive payments in excess of: (A) $120,000, in the case of property management and maintenance contracts entered into in the ordinary course of business; and (B) $25,000 for all other Contracts, over the remaining term of the Contract; (f) that cannot be terminated by GAA on less than 60 days prior notice and under which GAA or any GAA Subsidiary is obligated to make or expects to receive payments in excess of $10,000 per month; (g) that limits or restricts GAA or any GAA Subsidiary in any material respect from engaging in any line of business or from carrying on business in any geographic area or that creates an exclusive dealing arrangement or right of first offer or refusal; (h) that is a collective bargaining agreement, a labour union contract or any other memorandum of understanding or other agreement with a union representing the employees of GAA or any GAA Subsidiary; or (i) with a Governmental Entity;

“material fact” and “material change” have the respective meanings given in the Securities Act;

“Meadowlark” means the lands and building municipally known as 8713 156 Street NW, Edmonton, Alberta;

“Meadowlark Mortgage” means the mortgage identified as such in the GAA Disclosure Letter;

“Meeting Deadline” means July 31, 2012 or such later date as may be agreed to in writing by the Parties or adjusted pursuant to Subsection 2.4(f);

“MI 61-101” means Multilateral Instrument 61-101 Protection of Minority Securityholders in Special Transactions;

“Minute Books” means the books and records of each of: (a) GAA; (b) ProMed CA; (c) ProMed Asset; (d) ProMed Acquisition Inc.; (e) ProMed 746 Baseline Ltd.; (f) ProMed 1670 Bayview Inc.; (g) ProMed 564 Belmont Inc.; (h) ProMed 695 Coronation Ltd.; (i) ProMed 697 Coronation Ltd.; (j) ProMed 715 Coronation Ltd.; (k) ProMed 725 Coronation Ltd.; (l) ProMed Adoncour Inc.; (m) ProMed 381 Kent Street Ltd.; (n) ProMed 71 King Inc.; (o) ProMed Côte-des-Neiges Inc.; (p) ProMed 10503 Kingsway Inc.; (q) ProMed One Centrepointe Ltd.; (r) ProMed Properties Ontario Inc.; (s) ProMed 31 Sunpark Inc.; (t) ProMed Wellington Plaza Ltd.; (u) 2142829 Ontario Inc.; (v) QSPN Holdings Ltd.; (w) White Birch Acquisition Inc.; (x) Ficus; and (y) Silver Maple, made available by GAA or its Representatives for review by GG, FCR or their respective representatives electronically or in hard copy;

“misrepresentation” has the meaning given in the Securities Act;

“OBCA” means the Business Corporations Act (Ontario) and the regulations made thereunder, as now in effect and as either may be promulgated or amended from time to time;

“Operating Line” means the $13,600,000 revolving facility made available to GAA pursuant to the credit agreement dated July 23, 2010, as amended on March 31, 2011 and April 2, 2012, between a Canadian chartered bank, as lender, GAA, as borrower, and certain other parties, as guarantors;

“ordinary course of business”, “ordinary course of business consistent with past practice”, or any similar reference, means, with respect to an action taken by a Person, that such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day business and operations of such Person; provided that in any event such action is not unreasonable or unusual;

“Outside Date” means August 31, 2012, or such later date as may be agreed to in writing by the Parties;

“Parties” means GAA, GG and FCR collectively, and “Party” means any of them;

“Permitted Encumbrances” means, as of any particular time and in respect of any Property, each of the following encumbrances:

(a)	any exceptions, reservations, limitations, provisos and conditions (including, without limitation, royalties, reservation of mines, mineral rights and timber rights, access to navigable waters and similar rights) expressed in any original grants from the Crown as same may be varied by statute;

(b)	unregistered, undetermined or inchoate construction or mechanic’s liens incidental to construction of improvements on the Property, a claim for which shall not at the time have been registered against the Property and of which notice in writing shall not at the time have been given to GAA pursuant to the applicable provincial construction or builder’s lien legislation;

(c)	any registered liens relating to work done for or for the benefit of a tenant of the Property (a “Tenant Lien”) so long as:

(i)	such Tenant Lien does not attach, bind or otherwise affect GAA’s interest in the Property and GAA has not otherwise assumed responsibility for such Tenant Lien; and

(ii)	GAA is taking all reasonable steps and proceedings to cause any such Tenant Lien to be discharged or vacated from the Property;

(d)	permits, reservations, covenants, servitudes, rights of access or licenses, easements, rights-of-way and rights in the nature of easements (including, without in any way limiting the generality of the foregoing, licenses, easements, rights-of-way and rights in the nature of easements for railways, sidewalks, public ways, sewers, drains, gas and oil pipelines, steam and water mains or electric light and power, or telephone and telegraph conduits, poles, wires and cables) in favour of any Governmental Entity or utility company in connection with the development, servicing, use or operation of the Property;

(e)	permits, reservations, covenants, servitudes, rights of access or licenses, easements, rights-of-way and rights in the nature of easements in favour of any Person which do not in the aggregate materially and adversely affect the value or the use of the Property;

(f)	any encroachments, minor title defects or minor irregularities existing as of the Effective Time which do not in the aggregate materially and adversely affect the use or value of the Property;

(g)	any matters disclosed by a survey of the Property, provided such matters do not in the aggregate materially and adversely affect the use or value of the Property;

(h)	development agreements, subdivision agreements, site plan control agreements, servicing agreements and other similar agreements with any Governmental Entity or utility company affecting the development, servicing, use or operation of the Property;

(i)	cost sharing, reciprocal or other similar agreements which are necessary or of advantage to the use and/or operation of the Property;

(j)	municipal zoning, official plans, land use and building restrictions, by-laws, regulations and ordinances of federal, provincial, municipal or other Governmental Entities, including municipal by-laws and regulations, airport zoning regulations, restrictive covenants and other land use limitations, by-laws and regulations as to, and applicable building codes and applicable Committee of Adjustments decisions affecting, the use of the Property so long as same have been complied with in all material respects;

(k)	the Existing Mortgages and related security;

(l)	security interests granted in connection with the leasing or financing of personal property and similar transactions (including renewals of existing leases of personal property) in the ordinary course of business to secure the unpaid purchase price or lease cost of such personal property, provided that: (A) the Equipment leased is readily replaceable without material interference or interruption to the operation of the Property taken as a whole, and (B) such lease is secured only by the Equipment leased therein;

(m)	the Existing Leases and all new leases and renewals, extensions, modifications, restatements and replacements thereof entered into subsequent to the date of this Agreement in compliance with the terms of this Agreement;

(n)	servicing agreements and contracts for services to the Property entered into in the ordinary course of business on arm’s length terms and conditions;

(o)	any Lien, title defect or irregularity which existed as of the date of issuance of any policy of title insurance and which is not listed as an exception in Exhibit B to such title insurance policy;

(p)	a restrictive covenant restricting the use of the Property known as “Sunpark Plaza” located in Calgary, Alberta to certain business uses including medical and dental offices and an encumbrance which requires the registered owner of the Property to pay its proportionate share of a park encumbrance fee on at least an annual basis; and

(q)	the side yard deficiencies arising from expropriation of part of the Property identified as “Kingsway Mews” located in Edmonton, Alberta and the resulting restrictions on any redevelopment of the existing “non-conforming” building currently located on the Property;

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement of GAA, substantially in the form and content of Schedule “A” hereto, and any amendments, modifications or supplements thereto made in accordance with Section 9.5 hereof and the Plan of Arrangement or upon the direction of the Court in the Final Order with the consent of GAA, GG and FCR, each acting reasonably;

“ProMed Asset” means ProMed Asset Management Inc., a corporation existing under the laws of the Province of Ontario and a wholly-owned Subsidiary of GAA;

“ProMed CA” means ProMed Properties (CA) Inc., a corporation existing under the laws of the Province of Ontario and a wholly-owned Subsidiary of GAA;

“ProMed CA Balance Sheet” has the meaning given in Subsection 3.1(k);

“ProMed Debt” means the intercompany debt owed as at the Effective Time by each of ProMed CA, ProMed Asset and ProMed One Centrepointe Ltd., as debtors, to GAA, as creditor;

“ProMed Group” means ProMed CA, ProMed Asset and their respective Subsidiaries, taken as a whole;

“ProMed Shares” means all of the issued and outstanding shares of ProMed CA and ProMed Asset, respectively;

“Properties” means the Lands together with the Buildings thereon;

“Proposed Agreement” has the meaning given in Subsection 8.1(e);

“Registered Owners” means those corporations set out in the GAA Disclosure Letter, other than First Capital ProMed (Meadowlark) Inc., which hold legal title to the Properties;

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits, clearances, declarations, filings and other approvals (including the waiver, expiry or lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses or expires following the giving of notice without an objection being made) of Governmental Entities, that are required to be obtained in order to consummate the transactions contemplated by this Agreement;

“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of any Hazardous Substance in the outdoor environment, including the movement of Hazardous Substance through or in the air, soil, surface water, ground water or property;

“Rent Roll” means the rent roll disclosed in the GAA Disclosure Letter;

“Representatives” has the meaning given in Subsection 8.1(a);

“Response Period” has the meaning given in Subsection 8.1(e)(v);

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Laws” means the Securities Act, together with all other applicable provincial securities Laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Share Consideration” means the fraction of an FCR Share determined by dividing the number of Consideration Shares by 23,308,152, being the total number of GAA Shares outstanding at the close of the trading day prior to the entering into of this Agreement, subject to adjustment in accordance with Section 2.10(b);

“Silver Maple” means Silver Maple 2001 Inc., a corporation existing under the laws of Nevada;

“Subsidiary” has the meaning given in National Instrument 45-106 – Prospectus and Registration Exemptions, provided that for purposes of this Agreement, none of GAA or the GAA Subsidiaries or FCR or any of its Subsidiaries shall be considered to be Subsidiaries of GG;

“Superior Proposal” means an unsolicited bona fide Acquisition Proposal made by a party other than GG, FCR or their respective Subsidiaries, to GAA or the GAA Shareholders in writing after the date hereof: (a) to purchase or otherwise acquire, directly or indirectly, all of the GAA Shares on the same terms and conditions to all GAA Shareholders (other than the party making such Acquisition Proposal and any joint actor and any of their respective affiliates); (b) that is reasonably capable of being completed in accordance with its terms, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (c) that is not subject to any financing condition, or in respect of which unconditional financing commitment letters have been received, and in either case, in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to be available to the satisfaction of the GAA Board, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel); (d) that did not result from a material breach of Section 8.1 by GAA or its Representatives; (e) in respect of which the GAA Board determines in good faith (after receipt of advice from outside legal counsel with respect to (x) below and financial advisors with respect to (y) below) that: (x) failure to recommend such Acquisition Proposal to the GAA Shareholders would be inconsistent with its fiduciary duties under applicable Law; and (y) which would, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the GAA Shareholders from a financial point of view than the Arrangement (including any adjustments to the terms and conditions of the Arrangement proposed by GG and FCR pursuant to Subsection 8.1(f));

“Tangible Personal Property” means all machinery, equipment, tools, furniture, office equipment, computer hardware, supplies, spare parts, vehicles and other items of tangible personal property of every kind owned or leased by a Person including, in the case of GAA or a GAA Subsidiary, used in the Lands or Buildings or in their respective businesses (wherever located and whether or not carried on the books of GAA or a GAA Subsidiary), together with: (a) all replacements thereof, additions and alterations thereto, and substitutions therefor, made between the date hereof and the Effective Time; and (b) any express or implied warranty by the manufacturers or sellers or lessors of any item or component part thereof and all maintenance records and other documents relating thereto;

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as either may be promulgated or amended from time to time;

“Taxes” means:

(a)	any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, ad valorem, deed, alternative or add on minimum, lease, escheat, unclaimed property, recording, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and Canada, Quebec and other government pension plan premiums or contributions;

(b)	all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (a) above or this clause (b);

(c)	any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of being or having been a member of an affiliated, consolidated, combined or unitary group for any period; and

(d)	any liability for the payment of any amounts of the type described in clauses (a), (b) or (c) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party;

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, claims for refund, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) relating to Taxes or filed or required to be filed in respect of Taxes, including any attachments thereto and any amendment thereof;

“Tenants” means all persons having a right to occupy any rentable area of a Building pursuant to an Existing Lease; and “Tenant” means any one of the Tenants;

“Third Party Consents” means those consents or approvals required by GAA or any GAA Subsidiary from, or notices required to be provided by GAA or any GAA Subsidiary to, any third party in connection with or as a result of the completion of the Arrangement or other transactions contemplated by this Agreement, all of which are set out in the GAA Disclosure Letter;

“Transaction Personal Information” has the meaning given in Section 10.1 hereof;

“TSX” means the Toronto Stock Exchange;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations thereunder; and

“U.S. Loan Agreements” means collectively: (i) the loan agreement between Ficus, as borrower, and Bank Leumi USA, as lender, dated July 12, 2005, as amended; (ii) the revolving loan agreement between Ficus, as borrower, and Bank Leumi USA, as lender, dated June 4, 2007, as amended; (iii) the loan agreement between Silver Maple, as borrower, and Bank Leumi USA, as lender, dated July 12, 2005, as amended; (iv) the revolving loan agreement between Silver Maple, as borrower, and Bank Leumi USA, as lender, dated June 4, 2007, as amended; and (v) the loan agreement between Silver Maple, as borrower, and Israel Discount Bank of New York, as lender, dated February 13, 2006, as amended.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.6	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of GAA shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature in respect of GAA required to be made shall be made in a manner consistent with IFRS consistently applied.

1.7	Knowledge

In this Agreement:

(a)	references to “the knowledge of GAA” means the actual knowledge of Gail Mifsud and Lenis Quan in each case, after making reasonable enquiries regarding the relevant matter;

(b)	references to “the knowledge of GG” means the actual knowledge of Eran Ballan, Gil Kotler, Gadi Cunia and Rami Vaisenberger, in each case, after making reasonable enquiries regarding the relevant matter; and

(c)	references to “the knowledge of FCR” means the actual knowledge of Karen Weaver, Roger Chouinard, Gordon Driedger and John Todd, in each case, after making reasonable enquiries regarding the relevant matter.

1.8	Disclosure Letter

The inclusion of any item in the GAA Disclosure Letter shall not be construed as an admission by GAA of the materiality of such item.

1.9	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	-	Plan of Arrangement
Schedule B	-	Arrangement Resolution

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement

GAA, GG and FCR agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2	Interim Order

As soon as reasonably practicable following the execution of this Agreement, GAA shall apply to the Court in a manner acceptable to GG and FCR, each acting reasonably, pursuant to section 182 of the OBCA, and prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the GAA Meeting and for the manner in which such notice is to be provided;

(b)

that the requisite approval for the Arrangement Resolution shall be: (i) 66 2/3% of the votes cast on the Arrangement Resolution by the GAA Shareholders present in person or represented by proxy at the GAA Meeting and voting as a single class; and (ii) a simple majority of the votes cast on the Arrangement Resolution by GAA Shareholders present in person or represented by proxy at the GAA Meeting and voting as a single class, other than votes cast in respect of GAA Shares that are beneficially owned by any Interested Shareholder or over which control or direction is exercised by any Interested Shareholder (collectively, the “GAA Shareholder Approval”);

(c)	for the quorum requirement for the GAA Meeting;

(d)	that, in all other respects, the terms, conditions and restrictions of GAA’s articles of incorporation and by-laws shall apply in respect of the GAA Meeting;

(e)	for the grant of Dissent Rights;

(f)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(g)	that the GAA Meeting may be adjourned or postponed from time to time by the GAA Board subject to the terms of this Agreement without the need for additional approval of the Court;

(h)	for the confirmation of the record date for the GAA Meeting; and

(i)	for such other matters as both GG and FCR may reasonably require, subject to obtaining the prior consent of GAA, such consent not to be unreasonably withheld or delayed.

In addition, GAA shall advise the Court of the intention to rely upon Section 3(a)(10) of the U.S. Securities Act to implement the transactions contemplated by this Agreement in respect of GAA Shareholders in the United States.

2.3	GAA Meeting

Subject to the terms of this Agreement and the receipt of the Interim Order:

(a)	GAA will convene and conduct the GAA Meeting in accordance with the Interim Order, GAA’s articles of incorporation, by-laws and applicable Law as soon as reasonably practicable, and in any event on or before the Meeting Deadline. GAA agrees that, in consultation with GG and FCR, a record date for the purposes of determining the GAA Shareholders entitled to receive notice of and vote at the GAA Meeting shall be established, in accordance with the OBCA and the Interim Order, as the date prior to the mailing of the notice of the GAA Meeting;

(b)	GAA shall not adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the GAA Meeting without the prior written consent of GG and FCR, except: (i) in the case of adjournment, as required for quorum purposes, by Law or by valid GAA Shareholder action (which action is not solicited or proposed by GAA or the GAA Board); or (ii) as otherwise permitted by this Agreement;

(c)	GAA will use all reasonable commercial efforts to solicit proxies in favour of the Arrangement Resolution and against any resolution submitted by a GAA Shareholder that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, including, if so requested by GG or FCR and at their expense, using the services of dealers and proxy solicitation services and permitting GG and/or FCR to otherwise assist GAA in such solicitation, and take all actions that are reasonably necessary or desirable to seek the approval of the Arrangement Resolution by the GAA Shareholders, provided that GAA shall not be required to continue to solicit proxies if there has been a Change in Recommendation;

(d)	GAA will advise GG and FCR as either of them may reasonably request, and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the GAA Meeting, as to the aggregate tally of the proxies received by GAA in respect of the Arrangement Resolution; and

(e)	GAA will promptly advise GG and FCR of any written notice of dissent or purported exercise by any registered GAA Shareholder of Dissent Rights received by GAA in relation to the Arrangement and any withdrawal of Dissent Rights received by GAA and, subject to applicable Law, any written communications sent by or on behalf of GAA to any registered GAA Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement.

2.4	GAA Circular

(a)	As promptly as reasonably practicable following execution of this Agreement, and in any event prior to the close of business on the Mailing Deadline, GAA shall: (i) prepare the GAA Circular together with any other documents required by applicable Laws in connection with the GAA Meeting; (ii) file the GAA Circular in all jurisdictions where the same is required to be filed; and (iii) mail the GAA Circular as required under applicable Laws and by the Interim Order.

(b)	On the date of mailing thereof, the GAA Circular shall comply in all material respects with all applicable Laws and the Interim Order and shall contain sufficient detail to permit the GAA Shareholders to form a reasoned judgment concerning the matters to be placed before them at the GAA Meeting and, without limiting the generality of the foregoing, the GAA Circular will not contain any misrepresentation (other than with respect to information provided by GG or FCR, including information relating to GG or FCR, their respective affiliates or the FCR Shares).

(c)	Subject to Section 8.1 hereof, the GAA Circular shall contain the recommendation of the GAA Board to GAA Shareholders that they vote in favour of the Arrangement Resolution and a statement that each director and officer of GAA intends to vote all such individual’s GAA Shares in favour of the Arrangement Resolution, subject to the terms of this Agreement.

(d)	GG and FCR shall provide to GAA all information regarding GG or FCR, as applicable, their respective affiliates and, in the case of FCR, the FCR Shares, as is reasonably requested by GAA or required by the Interim Order or applicable Laws for inclusion in the GAA Circular. GG and FCR shall ensure that such information does not contain any misrepresentation.

(e)	GG, FCR and their respective legal counsel shall be given a reasonable opportunity to review and comment on the GAA Circular prior to the GAA Circular being printed and filed with any Governmental Entity, and reasonable consideration shall be given to any comments made by GG, FCR and their respective legal counsel. GAA shall provide GG and FCR with final copies of the GAA Circular prior to mailing the GAA Circular to the GAA Shareholders.

(f)	In the event that GAA provides a notice to GG and FCR regarding a possible Acquisition Proposal pursuant to Subsection 8.1(c) prior to the mailing of the GAA Circular, then, unless the Parties agree otherwise, the Mailing Deadline will be extended until the date that is seven days following the earlier of either: (i) written notification from GAA to GG and FCR that the GAA Board has determined that the Acquisition Proposal is not a Superior Proposal; or (ii) the date on which GAA, GG and FCR enter into an amended agreement pursuant to Subsection 8.1(g) which results in the Acquisition Proposal in question not being a Superior Proposal. In the event that the Mailing Deadline is so extended, the Meeting Deadline and the Outside Date shall be extended by the same number of days as the Mailing Deadline has been extended.

(g)	GAA, GG and FCR shall each promptly notify the other Parties if, at any time before the Effective Date, any of them becomes aware that the GAA Circular contains a misrepresentation, or becomes aware that the GAA Circular otherwise requires an amendment or supplement, and the Parties shall cooperate in the preparation of any such amendment or supplement to the GAA Circular as required or appropriate, and GAA shall promptly mail or otherwise publicly disseminate any amendment or supplement to the GAA Circular to the GAA Shareholders and, if required by the Court or applicable Laws, file the same with any Governmental Entity and as otherwise required.

2.5	Preparation of Filings

GAA, GG and FCR shall co-operate and use their commercially reasonable efforts in good faith to take, or cause to be taken, all reasonable actions, including the preparation of any applications for Regulatory Approvals and the preparation of any required documents, in each case as reasonably necessary to discharge their respective obligations under this Agreement and the Arrangement. Without limiting the generality of the foregoing, each of the Parties shall:

(a)	make such securities and other regulatory filings as may be necessary in connection with the completion of the Arrangement and the other transactions contemplated by this Agreement;

(b)	provide the other Parties reasonable opportunity to comment on any such filings;

(c)	provide to the other Parties all information regarding it and its affiliates as required by applicable Laws in connection with any such filings;

(d)	use commercially reasonable efforts to obtain any necessary consents from any of such Party’s auditors and any other advisors to the use of any financial or other expert information required to be included in any such filings and to the identification in such filings of each such advisor; and

(e)	not attend any meeting with any Governmental Entity in which substantive matters, or matters that relate to the timing of, any Regulatory Approval in connection with the Arrangement or the transactions contemplated by this Agreement are discussed, unless it provides the other Parties with a reasonable opportunity to attend such meetings.

2.6	Final Order

If: (a) the Interim Order is obtained; and (b) the GAA Shareholder Approval is obtained, then, subject to the terms of this Agreement, GAA shall diligently pursue and take all steps necessary or desirable to have the hearing before the Court of the application for the Final Order pursuant to section 182 of the OBCA held as soon as reasonably practicable and, in any event, within three (3) Business Days following the GAA Shareholder Approval at the GAA Meeting.

2.7	Court Proceedings

Subject to the terms of this Agreement, GG and FCR will cooperate with and assist GAA in seeking the Interim Order and the Final Order, including by providing to GAA, on a timely basis, any information reasonably required to be supplied by GG or FCR, as the case may be, in connection therewith. GAA will provide legal counsel to each of GG and FCR with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Subject to applicable Law, GAA will not file any material with the Court in connection with the Arrangement or serve any such material, and will agree to not modify or amend materials so filed or served, except as contemplated by this Section 2.7, as required by the Court or with each of GG and FCR’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require GG or FCR to agree or consent to any increase in Consideration or other modification or amendment to such filed or served materials that expands or increases either of GG or FCR’s obligations set forth in any such filed or served materials or under this Agreement or the Arrangement. GAA shall also provide to GG and FCR’s respective legal counsel on a timely basis copies of any notice of appearance or other Court documents served on GAA in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by GAA indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. GAA will ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, GAA will not object to legal counsel to GG and/or FCR making submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that GAA is advised of the nature of any submissions prior to the hearing and such submissions are consistent in all material respects with this Agreement and the Plan of Arrangement. GAA will also oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, GAA is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, GG and FCR.

2.8	Articles of Arrangement and Effective Date

The Articles of Arrangement shall implement the Plan of Arrangement. On the second (2nd) Business Day after the satisfaction or, subject to applicable Law, the waiver of the conditions set forth in Article 7 (excluding those conditions set out in Subsections 7.1(c), 7.1(e), 7.2(a), 7.2(b), 7.2(c), 7.2(d), 7.2(e), 7.2(g), 7.2(h), 7.2(k), 7.3(a), 7.3(b), 7.3(c), 7.3(d), 7.3(e), 7.3(f), 7.3(g), 7.4(a), 7.4(b), 7.4(c), 7.4(d), and 7.4(f) which, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, subject to applicable Law, the waiver of those conditions as of the Effective Date), unless another time or date is agreed to in writing by the Parties, the Articles of Arrangement shall be filed by GAA with the Director, provided that the Articles of Arrangement shall not be sent to the Director for endorsement and filing by the Director except as contemplated hereby or with GG and FCR’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Law, including the OBCA. GAA agrees to amend the Plan of Arrangement at any time prior to the Effective Time in accordance with Section 9.5 of this Agreement and the Plan of Arrangement to include such other terms determined to be necessary or desirable by GG and FCR, each acting reasonably, provided that the Plan of Arrangement shall not be amended in any manner which is inconsistent with the provisions of this Agreement, which has the effect of reducing the Consideration or which is otherwise prejudicial to the GAA Shareholders or other parties to be bound by the Plan of Arrangement. The closing of the Arrangement will take place at the offices of Osler, Hoskin & Harcourt LLP, Suite 6300, 1 First Canadian Place, Toronto, Ontario M5X 1B8 at 8:00 a.m. (Toronto time) on the Effective Date, or at such other time and place as may be agreed to by the Parties.

2.9	Payment of Consideration

Following receipt by GAA of the Final Order and prior to the filing by GAA of the Articles of Arrangement: (a) GG will cause Gazit Maple to deposit in escrow with the Depositary sufficient funds to satisfy the Cash Consideration payable to the GAA Shareholders (other than Gazit Maple and GAA Shareholders validly exercising Dissent Rights who have not withdrawn their notice of objection); (b) GG will cause Gazit Maple to advance funds to GAA sufficient to permit GAA to satisfy the amounts payable to GAA Warrantholders; (c) GAA will deposit in escrow with the Depositary sufficient funds to satisfy the amounts payable to GAA Warrantholders and holders of the GAA Options and the GAA DSUs (the “Convertibles Consideration”); and (d) FCR will deposit in escrow with the Depositary the Consideration Shares.

2.10	Adjustments to Consideration

(a)	The Cash Consideration shall be adjusted based upon the EQY Reference Price. If the EQY Reference Price is greater than U.S.$20.50 or less than U.S.$19.50, the $3.02 per GAA Share will increase or decrease, respectively, by the amount in Canadian dollars equal to 40% of the number of U.S. dollars, converted to Canadian dollars using the Exchange Rate, by which the EQY Reference Price exceeds U.S.$20.50 or is less than U.S.$19.50, respectively.

(b)	If, between the date of this Agreement and the Effective Date, FCR shall have: (i) split, combined or reclassified any outstanding FCR Shares or, other than normal course or open market purchases or offers to purchase at market, redeemed, purchased or offered to purchase any FCR Shares; (ii) declared, set aside, or paid any dividend or other distribution (whether in cash securities or property or any combination thereof) in respect of any FCR Shares other than in the ordinary course of business; (iii) reorganized, amalgamated or merged with any other Person other than a direct or indirect wholly-owned subsidiary of FCR; or (iv) adopted a plan of liquidation or resolutions providing for the liquidation or dissolution of FCR, in each case with a record date or effective date, as the case may be, prior to the Effective Date, then the Share Consideration shall be adjusted or amended such that each GAA Shareholder receives that number of FCR Shares or such cash, securities or other property that such GAA Shareholder would have been entitled to if it had been a holder of FCR Shares as of such record date or effective date, as applicable.

(c)	If on or after the date hereof, GAA sets a record date for any dividend or other distribution on the GAA Shares that is prior to the Effective Time or GAA pays any dividend or other distribution on the GAA Shares prior to the Effective Time: (a) to the extent that the amount of such dividends or distributions per GAA Share do not exceed the Consideration, the Consideration shall be reduced by the amount of such dividends or distributions; and (b) to the extent that the amount of such dividends or distributions per GAA Share exceed the Consideration, such excess amount shall be placed in escrow for the account of GG or another person designated by GG.

2.11	Announcement and Shareholder Communications

(a)	GAA, GG and FCR shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by each of the Parties, the text and timing of each Party’s announcement to be approved in writing by the other Parties in advance, acting reasonably. GAA, GG and FCR agree to co-operate in the preparation of presentations, if any, to GAA Shareholders regarding the transactions contemplated by this Agreement, and no Party shall: (a) issue any press release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the prior written consent of the other Parties (which consent shall not be unreasonably withheld, delayed or conditioned); or (b) make any filing with any Governmental Entity with respect thereto without the prior written consent of the other Parties; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Parties and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

(b)	To the extent possible from and after the date hereof and until the Effective Date GAA shall provide prior notice to GG and FCR, and FCR shall provide prior notice to GAA, of any material public disclosure that GAA or FCR, as the case may be, proposes to make regarding its business or operations, together with a draft copy of such disclosure. GG and FCR, or GAA, as the case may be, and their respective legal counsel, shall be given a reasonable opportunity to review and comment on such disclosure prior to such disclosure being disseminated publicly or filed with any Governmental Entity, and reasonable consideration shall be given by GAA or FCR, as the case may be, to any comments made by GG and FCR, or GAA, as the case may be, and their respective counsel.

2.12	Withholding Taxes

GG, GAA, FCR, Gazit Maple and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Person hereunder and from all consideration, dividends, interest or other amounts payable or distributed to any former GAA Shareholder, or former holder of GAA Warrants, GAA Options or GAA DSUs, such amounts as GG, GAA, FCR, Gazit Maple or the Depositary may be entitled or required to deduct and withhold therefrom under any provision of any applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted to the relevant Governmental Entity, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. To the extent that the amounts so required or entitled to be deducted or withheld from any payment to a GAA Shareholder exceeds the Cash Consideration otherwise payable to such GAA Shareholder GAA, GG, FCR, Gazit Maple and the Depositary, as the case may be, are hereby authorized to sell or otherwise dispose of such portion of the Share Consideration as is necessary to provide sufficient funds to GAA, GG, FCR, Gazit Maple or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement or entitlement and GAA, GG, FCR, Gazit Maple or the Depositary, as the case may be, shall notify such GAA Shareholder and remit to such GAA Shareholder any unapplied balance of the net proceeds of such sale.

2.13	Option Election

GG, FCR and GAA each acknowledge and agree that GAA and all persons not dealing at arm’s length with GAA will forego any deduction under the Tax Act with respect to the cash payment to be made by GAA to holders of GAA Options pursuant to the Plan of Arrangement. To effect the foregoing, GAA shall timely comply with the requirements described in subsection 110(1.1) of the Tax Act, including making and filing appropriate elections and delivering written notice of such elections to such holders of the GAA Options in accordance with the requirements set out in the Tax Act.

2.14	List of Shareholders

At the reasonable request of GG or FCR from time to time, GAA shall use commercially reasonable efforts to provide or cause the GAA Transfer Agent to provide GG or FCR, as the case may be, with a list (in both written and electronic form) of the registered GAA Shareholders, together with their addresses and respective holdings of GAA Shares with a list of the names and addresses and holdings of all Persons having rights issued by GAA to acquire GAA Shares (including GAA Warrantholders and holders of GAA Options) and a list of non-objecting beneficial owners of GAA Shares together with their addresses and respective holdings of GAA Shares. GAA shall from time to time cause the GAA Transfer Agent to furnish GG or FCR, as the case may be, with such additional information, including updated or additional lists of GAA Shareholders and lists of holdings and other assistance as GG or FCR may reasonably request.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF GAA

3.1	Representations and Warranties

GAA hereby represents and warrants to GG and FCR as follows, and acknowledges that GG and FCR are relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Organization and Qualification. Each of GAA, ProMed CA and ProMed Asset is a corporation duly organized and validly existing under the laws of the Province of Ontario, has full power and authority to own or lease the property and assets it currently owns or leases and to conduct its business as now conducted. Each of GAA, ProMed CA and ProMed Asset is duly qualified to carry on its business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not have a Material Adverse Effect in respect of the GAA Group or the ProMed Group, as applicable;

(b)	Authority Relative to this Agreement. GAA has the requisite power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by GAA and the consummation by GAA of the transactions contemplated by this Agreement have been duly authorized by the GAA Board and, other than the GAA Shareholder Approval, the Interim Order and the Final Order and such other Regulatory Approvals as have already been obtained, no other proceedings on the part of GAA are necessary to authorize this Agreement or the consummation of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by GAA and constitutes a valid and binding obligation of GAA, enforceable by GG and FCR against GAA in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction;

(c)	No Conflict; Required Filings and Consent.

(i)	The execution and delivery by GAA of this Agreement and the performance by it of its obligations hereunder will not violate, conflict with or result in a breach of any provision of the constating documents of it, or of ProMed CA, ProMed Asset or any of their respective Subsidiaries and subject to the receipt of the Third Party Consents, will not: (A) violate, conflict with or result in a breach of: (1) any agreement, contract, indenture, deed of trust, mortgage, bond, instrument, Authorization, licence or permit to which GAA, ProMed CA, ProMed Asset or any of their respective Subsidiaries is a party or by which GAA, ProMed CA, ProMed Asset or any of their respective Subsidiaries is bound; or (2) any Laws to which GAA, ProMed CA, ProMed Asset or any of their respective Subsidiaries is subject or by which GAA, ProMed CA, ProMed Asset or any of their respective Subsidiaries is bound; (B) give rise to any right of termination, or the acceleration of any indebtedness, under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit, provided that the representation of GG in Section 4.1(i) is true and correct; or (C) give rise to any rights of first refusal or rights of first offer, trigger any change in control or influence provisions or any restriction or limitation under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit, or result in the imposition of any Lien upon any of the assets of GAA, ProMed CA, ProMed Asset or any of their respective Subsidiaries, except in each case as would not have a Material Adverse Effect in respect of the GAA Group or the ProMed Group, as applicable; and

(ii)	Other than: (A) receipt of the Interim Order and the Final Order and the filing of materials with the Court in connection therewith; (B) the receipt of such other Regulatory Approvals as have already been obtained; (C) the filing of the Articles of Arrangement with all applicable Governmental Entities and receipt of the certificate of arrangement; (D) the filing of one or more material change reports under applicable Canadian Securities Laws in connection with the execution and delivery of this Agreement, the voting results of the GAA Meeting, the Final Order and the completion of the Arrangement; (E) the filing of the GAA Circular under applicable Canadian Securities Laws and the rules of the TSX; (F) the filing of a Report of Voting Results under applicable Canadian Securities Laws; (G) the filing under applicable Canadian Securities Laws of any news release issued in connection with the matters contemplated by this Agreement; and (H) the filing with the TSX of evidence satisfactory to the TSX of the completion of the Arrangement in accordance with subsection 627(c) of the TSX Company Manual in order to delist the GAA Shares and the GAA Warrants, no Authorization, consent or approval of, or filing with, any Governmental Entity or any court or other authority is necessary on the part of GAA for the performance by GAA of its obligations hereunder or for the completion of transactions contemplated by this Agreement not to cause or result in any loss of any rights or assets or any interest therein held by GAA, ProMed CA, ProMed Asset or any of their respective Subsidiaries in any material properties;

(d)	Subsidiaries.

(i)	None of GAA, ProMed CA or ProMed Asset has any Subsidiaries or any material interests in any Person, other than those listed in the GAA Disclosure Letter. Each such Subsidiary is duly organized and is validly existing under the Laws of its jurisdiction of incorporation or organization, has full power and authority to own or lease the property and assets it currently owns or leases and to conduct its business as now conducted and is duly qualified to carry on business in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not have a Material Adverse Effect in respect of the GAA Group or the ProMed Group, as applicable. Except as disclosed in the GAA Disclosure Letter, each of GAA, ProMed CA and ProMed Asset beneficially owns, directly or indirectly, all of the issued and outstanding securities of each of its Subsidiaries. All of the outstanding shares in the capital of each such Subsidiary that is a corporation are: (A) validly issued, fully-paid and non-assessable and all such shares are owned free and clear of all Liens or claims; and (B) are free of any other restrictions including any restriction on the right to vote, sell or otherwise dispose of such shares;

(ii)	Ficus and Silver Maple beneficially own, directly or indirectly, 5,386,857 and 8,893,212 common shares in the capital of EQY, respectively, subject to the restrictions disclosed in the GAA Disclosure Letter; and

(iii)	Neither Ficus nor Silver Maple carries on any material business operations except for holding their respective shares in EQY and fulfilling their respective obligations under the U.S. Loan Agreements and interest rate swaps relating thereto, to which each of them is a party;

(e)	Compliance with Laws.

(i)	The operations of each of GAA, ProMed CA and ProMed Asset and their Subsidiaries have been and are now being conducted in compliance in all material respects with all applicable Laws of each jurisdiction with respect to their respective operations, and none of GAA, ProMed CA, ProMed Asset or any of their respective Subsidiaries has received any notice of any alleged violation of any such Laws, in each case other than non-compliance or violations which would not have a Material Adverse Effect in respect of the GAA Group or the ProMed Group, as applicable; and

(ii)	None of GAA, ProMed CA, ProMed Asset or any of their Subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of: (A) its articles or by-laws or its equivalent organizational documents; or (B) any agreement or understanding to which it or by which any of its properties or assets is bound or affected, except for, in the case of (B), conflicts, defaults or violations which would not have a Material Adverse Effect in respect of the GAA Group or the ProMed Group, as applicable;

(f)	Capitalization and Listing.

(i)	The authorized capital of GAA consists of an unlimited number of GAA Shares and an unlimited number of preference shares and, as of the date of this Agreement, there are: (A) 23,308,152 GAA Shares issued and outstanding as fully-paid and non-assessable shares of GAA; (B) no preference shares outstanding; (C) outstanding GAA Options providing for the issuance of 896,500 GAA Shares upon the exercise thereof; (D) 122,871 outstanding GAA DSUs; (E) outstanding 2010 Warrants providing for the issuance of 2,864,206 GAA Shares upon the exercise thereof; (F) outstanding 2011 Warrants providing for the issuance of 7,768,878 GAA Shares upon the exercise thereof; and (G) no GAA RSUs outstanding. The authorized capital of ProMed CA consists of an unlimited number of common shares and an unlimited number of preferred shares, and, as of the date of this Agreement, there are 100 common shares issued and outstanding as fully-paid and non-assessable shares of ProMed CA and no preferred shares outstanding. The authorized capital of ProMed Asset consists of an unlimited number of common shares, and, as of the date of this Agreement, there is one common share issued and outstanding as fully-paid and non-assessable share of ProMed Asset. The authorized capital of Silver Maple is 1,000 shares with a par value of U.S.$1.00 per share and, as of the date of this Agreement, there are 100 shares issued and outstanding as fully-paid and non-assessable shares of Silver Maple. The authorized capital of Ficus is 1,000 shares with a par value of U.S.$1.00 per share and, as of the date of this Agreement, there are 100 shares issued and outstanding as fully-paid and non-assessable shares of Ficus;

(ii)	GAA is the sole shareholder of the issued and outstanding common shares of ProMed CA and ProMed Asset, which common shares are fully-paid and non-assessable. Except for the GAA Warrants, GAA Options and GAA DSUs: (x) there are no options, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, commitments, or obligations of GAA, ProMed CA, ProMed Asset or any of their respective Subsidiaries to issue or sell any shares or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any such shares; and (y) no Person is entitled to any pre-emptive or other similar right granted by GAA, ProMed CA, ProMed Asset or any of their respective Subsidiaries;

(iii)	There are no outstanding contractual obligations of GAA, ProMed CA, ProMed Asset or any of their respective Subsidiaries to repurchase, redeem or otherwise acquire any GAA Shares, or the shares of any of any GAA Subsidiaries; and

(iv)	No order ceasing or suspending trading in securities of GAA nor prohibiting the sale of such securities has been issued and is outstanding against GAA or its directors, officers or promoters;

(g)	Shareholder Agreements. GAA is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding securities in the capital of GAA, ProMed CA, ProMed Asset or any of their respective Subsidiaries;

(h)	Reports. The GAA Public Documents are all the documents or information required to be filed by GAA under applicable Securities Laws or with the TSX since January 1, 2010. The GAA Public Documents at the time filed: (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with the requirements of applicable Laws in effect at the time of filing. GAA has not filed any confidential material change report with any Governmental Entity which at the date hereof remains confidential;

(i)	Real Properties.

(i)	The GAA Disclosure Letter contains a true and complete list of all real properties indirectly beneficially owned by GAA in whole or in part and all of the Existing Leases. The beneficial interest of ProMed CA and certain of its Subsidiaries in each Property listed in the GAA Disclosure Letter is owned by it or its Subsidiary free and clear from all Liens whatsoever other than the Permitted Encumbrances;

(ii)	each of the Registered Owners has good and marketable legal title to the Property listed next to its name in the GAA Disclosure Letter as bare trustee for ProMed CA or beneficially for itself as noted in the GAA Disclosure Letter free and clear of all Liens, except Permitted Encumbrances;

(ii.1)	as set out in the GAA Disclosure Letter, First Capital ProMed (Meadowlark) Inc. holds registered title to Meadowlark as bare trustee for ProMed CA as to a 50% undivided interest. ProMed CA owns such 50% undivided interest free and clear of all Liens other than Permitted Encumbrances;

(iii)	except as disclosed in the GAA Disclosure Letter, neither the Registered Owners nor ProMed CA has entered into or is bound by any agreement, option, understanding or commitment, or granted any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, option or commitment with any Person, for the purchase or other acquisition of any Property or any rights or interests therein and no Person has the right to require GAA, ProMed CA or any of their respective Subsidiaries to purchase or sell any interest in any Property;

(iii.1)	ProMed CA has not entered into nor is bound by any agreement, option, understanding or commitment, or granted any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, option or commitment with any Person, for the purchase or other acquisition of Meadowlark or any rights or interests therein and no Person has the right to require GAA, ProMed CA or any of their respective Subsidiaries to purchase or sell any interest in Meadowlark;

(iv)	except as disclosed in the GAA Disclosure Letter, there are no contemplated, pending or threatened expropriation proceedings relating to the Lands and Buildings or any part thereof in respect of any Property or any part thereof;

(v)	(A) none of GAA, ProMed CA, ProMed Asset or any of their respective Subsidiaries has received written notice of any claim, litigation or proceeding pending or threatened against ProMed CA or ProMed Asset, as applicable, or the Lands and Buildings in respect of any Property or the occupancy or use thereof, before any Governmental Entity which is not covered by insurance; (B) to the knowledge of GAA, there is no claim, litigation or proceeding which would materially and adversely affect the right of ProMed CA or its Subsidiaries to own, occupy and obtain the revenue from each Property or the ability of ProMed CA or its Subsidiaries to perform its obligations hereunder; and (C) there is not presently outstanding against GAA, ProMed CA or ProMed Asset, as applicable, or any of their respective Subsidiaries, any judgment, decree, injunction, rule or order of any Governmental Entity in respect of any Property;

(vi)	all accounts for work and services performed or materials placed or furnished upon the Lands and Buildings (excluding all Tenant work not undertaken by the landlord under the Existing Leases) are being paid or will be paid in the ordinary course of business;

(vii)	(A) the only leases affecting the Properties are the Existing Leases in connection with the tenancies set out in the Rent Roll; the particulars of the Rent Roll are, to the knowledge of GAA, full, complete and accurate in all material respects as at the date noted therein and GAA will provide true and complete information of any amendments thereto prior to the Effective Date; (B) the only mortgages affecting the Properties are the Existing Mortgages; and (C) ProMed CA has not charged or encumbered its interest in Meadowlark other than by way of the Meadowlark Mortgage;

(viii)	GAA has made available to FCR copies of each of the Existing Leases and the Existing Mortgages;

(ix)	other than as disclosed in the GAA Disclosure Letter or in the applicable Existing Leases, each of the Tenants referred to in the Existing Leases leasing premises which have a net rentable area of greater than 3,000 square feet is, as of the date hereof: (A) in possession of the premises demised to such Tenant; (B) paying rent and any other charges as required under its respective Existing Lease; (C) to the knowledge of GAA, in compliance with all restrictive covenants that bind its tenancy; and (D) there are no material defaults existing in the payment of rent or other charges or, to the knowledge of GAA, in any Tenant’s covenants or obligations contained in its Existing Lease;

(x)	except as disclosed in the Rent Roll, there are no security deposits or prepaid rents outstanding from Tenants;

(xi)	except as set forth in the Existing Leases or the GAA Disclosure Letter, no Tenant is or may be entitled to: (A) occupy the premises demised on a rent free or rent reduced basis after the Effective Date; (B) any right of abatement, set-off or deduction in respect of rent payable by it; or (C) receive any tenant inducements, tenant allowances or tenant improvements;

(xii)	the Existing Leases are valid and subsisting and, except as disclosed in the GAA Disclosure Letter, the Existing Leases contain or reflect the material arrangements or agreements with the Tenants with respect to the premises demised by them;

(xiii)	no Person has a right to lease any portion of the Lands or Buildings other than as set forth in the Existing Leases, and the Lands and Buildings are not subject to any leases, renewals of leases, agreements to lease, options or licensing agreements other than the Existing Leases;

(xiv)	other than as may exist pursuant to the Existing Leases, none of the Tenants has a right to terminate its Existing Lease prior to the expiry of its term;

(xv)	other than as disclosed in the GAA Disclosure Letter, there are no material disputes by any Tenant relating to the provisions of such Tenant’s Existing Lease, the state of repair of the premises demised thereunder, the payment of rent, or the calculation or payment of common area maintenance payments, operating costs or tax escalations or payments (other than customary additional rent reconciliations), which if determined in favour of such Tenant, would, individually or in the aggregate, have a material adverse effect on the value of the applicable Property;

(xvi)	as of the date hereof, there are no unpaid real estate or leasing commissions, with respect to any Existing Lease the term of which has commenced nor are there any lease take-overs contained in any of the Existing Leases, except those disclosed in the GAA Disclosure Letter;

(xvii)	no notice has been received by GAA, ProMed CA, ProMed Asset or any of their Subsidiaries, or to the knowledge of GAA, their agents, from any Tenant alleging any material default by ProMed CA or any Subsidiary, as applicable, under its Existing Lease;

(xviii)	no material capital improvements to the Lands and Buildings have been incurred the costs of which are not yet paid except as disclosed in the GAA Disclosure Letter;

(xix)	except as disclosed in the physical reports listed in the GAA Disclosure Letter, to the knowledge of GAA, there are no material deficiencies or material inadequacies in the construction, operation or maintenance of the Buildings or any of the services and facilities used in conjunction therewith, the cost of rectification of which is not recoverable from the Tenants at the applicable Property, reasonable wear and tear excepted;

(xx)	there are no work orders, deficiency notices or other written infraction notices from any municipality, public authority, or board of fire insurance underwriters of any breach of any by-law, code, regulation or standard or requirement that any repair be effected to the Lands, Buildings, Tangible Personal Property located on or about the Lands or Buildings or used in operating or maintaining the Buildings or Lands, or any part thereof, other than those which if not remedied would not result in a material adverse effect on the value or the operations of the applicable Property or those disclosed in the GAA Disclosure Letter;

(xxi)	to the knowledge of GAA, the Lands and Buildings in their present use comply in all material respects with all applicable Laws or are otherwise legally non-compliant;

(xxii)	to the knowledge of GAA, except as disclosed in the environmental reports listed in the GAA Disclosure Letter, none of GAA, ProMed CA or any Subsidiary has ever caused or permitted any Hazardous Substance to be Released on, under or at the Lands except in material compliance with the terms of the Existing Leases and Environmental Laws and, to the knowledge of GAA, the Lands and Buildings are in compliance with all applicable Environmental Laws in all material respects and to the knowledge of GAA, no enforcement actions in respect of any applicable Environmental Laws have been threatened or are pending and none of GAA, ProMed CA, or any of their respective Subsidiaries nor any of their agents has received written notice to the contrary, in each case, if determined in a manner contrary to GAA would have a material adverse effect on the operations or value of the applicable Property;

(xxiii)	the outstanding balances under the Existing Mortgages (other than the Operating Line), as of December 31, 2011, and the outstanding balance under the Operating Line as of June 15, 2012, are accurately disclosed in the GAA Disclosure Letter. Since January 1, 2012, ProMed CA or the relevant Subsidiary of ProMed CA has made all payments coming due under the Existing Mortgages (other than the Operating Line) and to the knowledge of GAA, there are no defaults under the Existing Mortgages and GAA has not received notice to the contrary and no enforcement actions in respect of the Existing Mortgages are being taken or threatened by the respective mortgagee of the Existing Mortgages;

(xxiv)	ProMed CA or its Subsidiaries, as applicable, are entitled to draw upon the escrow amounts disclosed in the GAA Disclosure Letter in accordance with the terms of the respective escrow agreements relating thereto listed in the GAA Disclosure Letter;

(xxv)	no Tenant has given notice to ProMed CA or any of its Subsidiaries of the exercise of any right to terminate such Tenant’s Existing Lease prior to the expiry of the term of such Existing Lease; and

(xxvi)	none of GAA, ProMed CA nor any of their respective Subsidiaries is a party to any binding agreement pursuant to which such Person has agreed or is obliged to purchase any real property;

(j)	Financial Statements.

(i)	The audited consolidated financial statements for GAA and the unaudited consolidated financial statements of ProMed CA, as at and for each of the fiscal years ended on December 31, 2011 and December 31, 2010, including the notes thereto and the reports by GAA’s auditors thereon, as applicable, and the interim consolidated financial statements for GAA and the interim consolidated financial statements for ProMed CA for the period ended March 31, 2012, including the notes thereto, have been, and all financial statements of GAA which are publicly disseminated by GAA or prepared in respect of ProMed CA in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with GAAP or IFRS, as applicable, applied on a basis consistent with prior periods and all applicable Laws and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position and results of operations of, as applicable, GAA and the GAA Subsidiaries and ProMed CA and its Subsidiaries as of the respective dates thereof and its results of operations and cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto);

(ii)	The management of GAA has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by GAA in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws imposed by Governmental Entities is recorded, processed, summarized and reported within the time periods specified in such Laws imposed by such Governmental Entities. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by GAA in its annual filings, interim filings or other reports filed or submitted under the applicable Laws imposed by Governmental Entities is accumulated and communicated to GAA’s management, including its chief executive officer and chief financial officer (or persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure;

(iii)	GAA maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that: (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of GAA and the GAA Subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP or IFRS, as applicable, and that receipts and expenditures of GAA and the GAA Subsidiaries are being made only with the requisite authorizations of management and directors of GAA or the GAA Subsidiaries, as applicable; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of GAA or the GAA Subsidiaries that would reasonably be expected to have a material effect on GAA’s financial statements. To the knowledge of GAA, as of the date of this Agreement: (x) there are no material weaknesses in the design and implementation or maintenance of internal controls over financial reporting of GAA that are reasonably likely to adversely affect the ability of GAA to record, process, summarize and report financial information; and (y) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of GAA;

(iv)	Since December 31, 2011, neither GAA nor any of the GAA Subsidiaries nor, to GAA’s knowledge, any Representative of GAA or any of the GAA Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of GAA or any of the GAA Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that GAA or any of the GAA Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the GAA Board; and

(v)	The unaudited consolidated financial statements of ProMed CA and of the Properties which have been provided to FCR are in all respects in the form of the financial statements that were provided to the auditors of GAA in connection with the auditors’ review of the consolidated financial statements of GAA as of the respective dates and for the fiscal periods covered by such financial statements;

(k)	Undisclosed Liabilities. None of GAA, ProMed CA, ProMed Asset or any of their respective Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for: (i) liabilities and obligations that are specifically presented on the audited balance sheet of GAA as of December 31, 2011 (the “GAA Balance Sheet”) or the unaudited consolidated balance sheet of ProMed CA as of December 31, 2011 (the “ProMed CA Balance Sheet”) or disclosed in the respective notes thereto; or (ii) liabilities and obligations incurred in the ordinary course of business since December 31, 2011, that are not and would not, individually or in the aggregate with all other liabilities and obligations of GAA, ProMed or ProMed Asset, as applicable, and their respective Subsidiaries (other than those disclosed on the GAA Balance Sheet or the ProMed CA Balance Sheet, as applicable, and/or in the notes to the respective financial statements), reasonably be expected to have a Material Adverse Effect in respect of the GAA Group or the ProMed Group, as applicable, or, as a consequence of the consummation of the Arrangement, have a Material Adverse Effect in respect of the GAA Group or the ProMed Group, as applicable. Without limiting the foregoing, the GAA Balance Sheet and the ProMed CA Balance Sheet reflect reasonable reserves in accordance with IFRS for contingent liabilities relating to pending litigation and other contingent obligations of each of ProMed CA, ProMed Asset and their Subsidiaries;

(l)	Employment Matters.

(i)	None of GAA, ProMed CA, ProMed Asset nor any of their respective Subsidiaries has entered into any written or oral agreement or understanding providing for severance or termination payments to any director, officer or employee in connection with the termination of their position or their employment as a direct result of a change in control of GAA, ProMed CA or ProMed Asset, as the case may be. None of GAA, ProMed CA, ProMed Asset nor any of their respective Subsidiaries has entered into a loan with any director, officer or employee of itself or any director, officer or employee of GAA. ProMed CA and ProMed Asset have provided a copy of each material employment agreement to FCR or have disclosed same in the GAA Disclosure Letter;

(ii)	None of GAA, ProMed CA, ProMed Asset nor any of their respective Subsidiaries: (A) is a party to any collective bargaining agreement; or (B) is subject to any application for certification or, to the knowledge of GAA, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement. To the knowledge of GAA, no fact or event exists that is likely to give rise to a change in this representation on or before the Effective Date;

(iii)	None of GAA, ProMed CA, ProMed Asset nor any of their respective Subsidiaries is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of GAA, threatened, or any litigation actual, or, to the knowledge of GAA, threatened, relating to employment or termination of employment of employees or independent contractors; and

(iv)	GAA, ProMed CA, ProMed Asset and their respective Subsidiaries have operated, in all material respects, in accordance with all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights, labour relations and privacy, and there are no current, pending, or to the knowledge of GAA, threatened proceedings before any board or tribunal with respect to any of the areas listed herein, except as disclosed in the GAA Disclosure Letter or where the failure to so operate would not have a Material Adverse Effect in respect of the GAA Group or the ProMed Group, as applicable;

(m)	Absence of Certain Changes or Events.

Since December 31, 2011:

(i)	GAA, ProMed CA, ProMed Asset and their respective Subsidiaries have conducted their respective activities and businesses only in the ordinary course of business;

(ii)	there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Material Adverse Effect in respect of the GAA Group or the ProMed Group, as applicable, or any material damage, destruction or loss (whether or not covered by insurance) affecting any material Property or material physical assets of the GAA Group or the ProMed Group, as applicable;

(iii)	except as disclosed in the GAA Public Documents there has not been any change in the accounting practices used by GAA, ProMed CA, ProMed Asset and their respective Subsidiaries, and there has not been any material write-down or write-off of any of their assets or any portion thereof;

(iv)	except as disclosed in the GAA Disclosure Letter and except for ordinary course adjustments to the remuneration of non-executive employees, there has not been any increase in the salary, bonus, or other remuneration payable to any officers or non-executive employees of any of GAA, ProMed CA, ProMed Asset or their respective Subsidiaries;

(v)	there has not been any redemption, repurchase or other acquisition of shares of GAA, ProMed CA or ProMed Asset or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the GAA Shares or the shares of ProMed CA or ProMed Asset;

(vi)	there has not been any entering into, or an amendment of, any Material Contract other than in the ordinary course of business; and

(vii)	there has not been any satisfaction or settlement of any material claims or material liabilities that have not been reflected in GAA’s audited consolidated financial statements for the year ended December 31, 2011 or ProMed CA’s unaudited consolidated financial statements for the year ended December 31, 2011, or interim consolidated statements for GAA for the period ending March 31, 2012, other than the settlement of claims or liabilities incurred in the ordinary course of business;

(n)	Litigation. Except as disclosed in the GAA Disclosure Letter, there is no claim, action, proceeding or investigation pending or, to the knowledge of GAA, threatened against or relating to the GAA Group or the ProMed Group, as applicable, the business of the GAA Group or the ProMed Group, as applicable, or affecting any of their respective properties or assets, before or by any Governmental Entity, nor to the knowledge of GAA are there any events or circumstances which would reasonably be expected to give rise to any such claim, action, proceeding or investigation. Neither the GAA Group or the ProMed Group is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have a Material Adverse Effect in respect of the GAA Group or the ProMed Group, as applicable, or which would materially impair or materially delay the consummation of the Arrangement;

(o)	Taxes.

(i)	Each of GAA, ProMed CA and ProMed Asset and their Subsidiaries has duly and in a timely manner made or prepared all Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all Tax Returns required to be filed by it with the appropriate Governmental Entity, and such Tax Returns were complete and correct in all material respects; and each of GAA, ProMed CA and ProMed Asset and their Subsidiaries has paid all Taxes, including instalments on account of Taxes for the current year required by applicable Laws, which are due and payable by it whether or not assessed by the appropriate Governmental Entity and each of GAA, ProMed CA and ProMed Asset has provided adequate accruals in accordance with IFRS in the most recently prepared consolidated financial statements for any Taxes of it and each of their Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such preparation date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business;

(ii)	Each of GAA, ProMed CA, ProMed Asset and their Subsidiaries has duly and timely withheld all Taxes and other amounts required by Laws to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the benefit of any Person) and has duly and timely remitted to the appropriate Governmental Entity such Taxes or other amounts required by Laws to be remitted by it;

(iii)	Each of GAA, ProMed CA, ProMed Asset and their Subsidiaries has duly and timely collected all amounts on account of any sales, use or transfer Taxes, including goods and services, harmonized sales, provincial and territorial taxes and state and local taxes, required by Laws to be collected by it and has duly and timely remitted to the appropriate Governmental Entity such amounts required by Laws to be remitted by it;

(iv)	None of ProMed CA, ProMed Asset nor any of their respective Subsidiaries has made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any ruling, agreement or other arrangement in respect of Taxes or Tax Returns that has effect for any period ending after the Effective Date;

(v)	Except as disclosed in the GAA Disclosure Letter, there are no actions, proceedings, investigations, audits or claims now pending or, to the knowledge of GAA, threatened against GAA, ProMed CA, ProMed Asset or any of their Subsidiaries in respect of any Taxes and, other than: (A) matters that are purely administrative in nature and not related to any monetary liabilities or monetary disputes; and (B) matters where the monetary liability or amount in dispute is individually not greater than $5,000 per matter, there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes;

(vi)	None of GAA, ProMed CA, ProMed Asset or any of their Subsidiaries has acquired property from a non-arm’s length Person, within the meaning of the Tax Act for consideration the value of which is less than the fair market value of the property;

(vii)	GAA has made available to GG and FCR copies of all Tax Returns for the taxation years ended December 31, 2009 and December 31, 2010 and copies of draft Tax Returns, to the extent available, for the taxation year ended December 31, 2011;

(viii)	For the purposes of the Tax Act and any other relevant Tax purposes, GAA, ProMed CA, and ProMed Asset and their Subsidiaries are resident in Canada. No claim has ever been made by any Governmental Entity in a jurisdiction where ProMed CA, ProMed Asset or any of their Subsidiaries does not file Tax Returns that such entity is or may be subject to Taxes or is required to file Tax Returns in that jurisdiction;

(ix)	There are no Liens for Taxes upon any properties or assets of GAA, ProMed CA, ProMed Asset or any of their Subsidiaries (other than Liens relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the GAA Balance Sheet or the ProMed CA Balance Sheet);

(x)	GAA is not a non-resident of Canada for purposes of the Tax Act;

(xi)	None of ProMed CA, ProMed Asset nor any of their respective Subsidiaries has acquired property from a non-arm’s length Person, within the meaning of the Tax Act, for consideration the value of which is less than the fair market value of the property acquired in circumstances which could subject it to a liability under section 160 of the Tax Act; and

(xii)	For all material transactions to which section 247 of the Tax Act is applicable between ProMed CA, ProMed Asset or any of their Subsidiaries resident in Canada and any Person who is not resident in Canada for purposes of the Tax Act with whom ProMed CA, ProMed Asset or any such Subsidiaries was not dealing at arm’s length for purposes of the Tax Act, ProMed CA, ProMed Asset or such Subsidiary has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act;

(p)	Books and Records. The corporate records and minute books of GAA, ProMed CA, ProMed Asset and their respective Subsidiaries have been maintained in all material respects in accordance with all applicable Laws, and such minute books as provided to FCR or GG, as the case may be, are complete and accurate in all material respects. The minute books for GAA, ProMed CA, ProMed Asset and their Subsidiaries contain minutes of all meetings and resolutions of the directors and shareholders held. The financial books and records and accounts of GAA, ProMed CA, ProMed Asset and their Subsidiaries in all material respects: (i) have been maintained in accordance with prevailing business practices and in accordance with GAAP, IFRS or the accounting principles generally accepted in the country of domicile of such entity, as applicable, at the relevant times and on a basis consistent with prior years; (ii) are stated in reasonable detail and, in the case of the GAA, ProMed CA, ProMed Asset and their respective Subsidiaries, during the period of time when owned by GAA, fairly present in all material respects the acquisitions and dispositions of assets of GAA and the GAA Subsidiaries and fairly present, in all material respects, the basis for GAA’s consolidated financial statements;

(q)	Insurance.

(i)	Each of GAA, ProMed CA and ProMed Asset has in place reasonable and prudent insurance policies that, to the knowledge, information and belief of GAA, are appropriate for their respective size, nature and stage of development. All premiums payable prior to the date hereof under such policies of insurance have been paid and none of GAA, ProMed CA, ProMed Asset or any of their respective Subsidiaries has failed to make a claim thereunder on a timely basis; and

(ii)	Each of such policies and other forms of insurance is in full force and effect on the date hereof and GAA will use, and cause ProMed CA and ProMed Asset to use, reasonable commercial efforts to keep them in full force and effect or renew them as appropriate through the Effective Date. No written (or to the knowledge of GAA other) notice of cancellation or termination has been received by GAA, ProMed CA, ProMed Asset or any of their Subsidiaries with respect to any such policy;

(r)	Non-Arm’s Length Transactions. Except for employment or employment compensation agreements entered into in the ordinary course of business or as disclosed in the GAA Public Documents or in the GAA Disclosure Letter, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness of GAA, ProMed CA, ProMed Asset or any of their respective Subsidiaries) between GAA, ProMed CA, ProMed Asset or any of their respective Subsidiaries, on the one hand, and any: (i) officer or director of GAA, ProMed CA, ProMed Asset or any of their respective Subsidiaries; (ii) any holder of record or, to the knowledge of GAA, beneficial owner of five percent or more of the voting securities of GAA; or (iii) any affiliate or associate of any officer, director or beneficial owner, on the other hand;

(s)	Employee Plans.

(i)	The GAA Disclosure Letter contains a true and complete list of all material GAA, ProMed CA and ProMed Asset Employee Plans. Complete copies of all material GAA, ProMed CA and ProMed Asset Employee Plans including, but not limited to, any material trust instruments, insurance contracts and all amendments thereto have been provided to FCR or GG, as applicable;

(ii)	GAA, ProMed CA, ProMed Asset and their respective Subsidiaries have no material liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, and there has been no communication to employees by GAA or any of its Subsidiaries which would reasonably be interpreted to promise or guarantee such employees retiree health or life insurance or other retiree death benefits;

(iii)	No GAA, ProMed CA or ProMed Asset Employee Plan is a “registered pension plan” as such term is defined in the Tax Act;

(iv)	Each GAA, ProMed CA and ProMed Asset Employee Plan has been operated in all material respects in accordance with its terms and any contributions required to be made under each GAA, ProMed CA and ProMed Asset Employee Plan, as of the date hereof, have been timely made and all obligations in respect of each GAA Employee Plan have been properly accrued and reflected in the audited consolidated financial statements for GAA as at and for the fiscal year ended on December 31, 2011, including the notes thereto and the report by GAA’s auditors thereon. All contributions required to be made by GAA or any GAA Subsidiary to any Employee Plan have been made;

(v)	There has been no amendment to, announcement by GAA or any of the GAA Subsidiaries relating to, or change in employee participation or coverage under, any GAA or ProMed Employee Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the fiscal year ended December 31, 2011. Neither the execution of this Agreement, nor the consummation of the Arrangement will: (A) entitle any employees of GAA, ProMed CA, ProMed Asset or any of their Subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date hereof; (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the GAA or ProMed Employee Plans; or (C) limit or restrict the right of GAA, ProMed CA or ProMed Asset or, after the consummation of the Arrangement, GG or FCR, as applicable, to merge, amend or terminate any of the GAA, ProMed CA or ProMed Asset Employee Plans, as applicable;

(vi)	There is no proceeding, action, suit or claim (other than routine claims for payments of benefits) pending or, to the knowledge of GAA, threatened involving any Employee Plan or its assets; and

(vii)	To the knowledge of GAA, no event has occurred respecting any GAA or ProMed Employee Plan which would result in the revocation of the registration of such Employee Plan or entitle any Person (without consent of GAA, ProMed CA, ProMed Asset, or any of their respective Subsidiaries) to wind up or terminate any Employee Plan, in whole or in part, or which could otherwise reasonably be expected to adversely affect the tax status of any such Employee Plan;

(t)	Restrictions on Business Activities. Except as disclosed in the GAA Disclosure Letter, there is no agreement, judgment, injunction, order or decree binding upon GAA, ProMed CA, ProMed Asset or their respective Subsidiaries that has or would reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of any of GAA, ProMed CA, ProMed Asset or their respective Subsidiaries, any acquisition of property by any of GAA, ProMed CA, ProMed Asset or their respective Subsidiaries or the conduct of business by GAA, ProMed CA, ProMed Asset or their respective Subsidiaries as currently conducted (including following the completion of the Arrangement);

(u)	Material Contracts. Each of GAA, ProMed CA, ProMed Asset and their respective Subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under the Material Contracts. Provided that the representation of GG in Section 4.1(i) is true and correct, none of GAA, ProMed CA, ProMed Asset nor any of their respective Subsidiaries is in breach or default under any Material Contract to which it is a party or bound, nor does GAA have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breach or default would not reasonably be expected to result in a Material Adverse Effect in respect of the GAA Group or the ProMed Group, as applicable. To the knowledge of GAA, none of GAA, ProMed CA, ProMed Asset nor any of their respective Subsidiaries has received written notice of, any breach or default under (nor, to the knowledge of GAA, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such Material Contract by any other party thereto except where any such violation or default would not reasonably be expected to result in a Material Adverse Effect in respect of the GAA Group or the ProMed Group, as applicable. Prior to the date hereof, GAA has made available to FCR and GG, as applicable, true and complete copies of all of the Material Contracts of GAA, ProMed CA, ProMed Asset and their respective Subsidiaries. All Material Contracts are legal, valid, binding and in full force and effect and are enforceable by GAA, ProMed CA, ProMed Asset and their respective Subsidiaries, as the case may be, in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity) and are the product of fair and arms’ length negotiations between the parties thereto;

(v)	Relationships with Suppliers. None of GAA, ProMed CA, ProMed Asset or their Subsidiaries has received any written (or, to the knowledge of GAA, other) notice that any supplier intends to cancel, terminate or otherwise modify or not renew its supply relationship with ProMed CA or ProMed Asset or any Subsidiary, and, to the knowledge of GAA, no such action has been threatened, which, in either case, would reasonably be expected to have a Material Adverse Effect in respect of the GAA Group or the ProMed Group, as applicable; and

(w)	Public Issuer Status. As of the date hereof, GAA is a reporting issuer not in default (or the equivalent) under the Securities Laws of each of the provinces of Canada and is in compliance in all material respects with the applicable published listing and corporate governance rules and regulations of the TSX.

3.2	Survival of Representations and Warranties

(a)	The representations and warranties of GAA contained in this Agreement shall survive the completion of the Arrangement and shall expire and be terminated on the earlier of: (i) the date that is six months from the Effective Date; and (ii) the date on which this Agreement is terminated in accordance with its terms.

(b)	FCR shall not be permitted to make any claim for any breach of any representation or warranty of GAA contained in this Agreement following the Effective Date if FCR had knowledge of such breach as of the Effective Date.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF GG

4.1	Representations and Warranties

GG hereby represents and warrants to GAA as follows, and acknowledges that GAA is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Organization and Qualification. GG is duly incorporated and validly existing under the laws of Israel and has full corporate power and authority to own its assets and conduct its business as now owned and conducted;

(b)	Authority Relative to this Agreement. GG has the requisite power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by GG and the consummation by GG of the transactions contemplated by this Agreement have been duly authorized and no other proceedings on the part of GG are necessary to authorize this Agreement. This Agreement has been duly executed and delivered by GG and constitutes a valid and binding obligation of GG, enforceable by GAA against GG in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction;

(c)	No Conflict; Required Filings and Consent. The execution and delivery by GG of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement will not violate, conflict with or result in a breach of any provision of the constating documents of GG and will not: (i) violate, conflict with or result in a breach of: (A) any agreement, contract, indenture, deed of trust, mortgage, bond, instrument, Authorization, licence or permit to which GG is a party or by which GG is bound where such event would materially impact GG’s ability to complete the Arrangement; or (B) any Law to which GG is subject or by which GG is bound; (ii) give rise to any right of termination, or the acceleration of any indebtedness, under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit where such event would materially impair GG’s ability to complete the Arrangement;

(d)	Financing. GG has sufficient means to effect payment of the aggregate Cash Consideration and other amounts payable by it in accordance with Section 2.9;

(e)	Affiliates. GG is an affiliate of GAA within the meaning of the Competition Act (Canada);

(f)	GAA Shares. Other than Gazit Maple, none of GG, Norstar Holdings Inc., nor any of their Subsidiaries beneficially owns any GAA Shares;

(g)	Litigation. There is no claim, action, suit, proceeding, investigation or arbitration pending or, to the knowledge of GG, threatened against GG or any of its Subsidiaries which, if adversely determined, would materially impair GG’s ability to complete the Arrangement nor, to the knowledge of GG, are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, suit, proceeding, investigation or arbitration. Neither GG nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree which would materially impair or materially delay GG’s ability to complete the Arrangement;

(h)	Warrants. Gazit Maple approves of the Arrangement in its capacity as a holder of 2010 Warrants and 2011 Warrants; and

(i)	U.S. Investment Company Act of 1940.

(i)	GG is the sole and direct shareholder of Gazit Maple;

(ii)	following the Effective Time, after giving effect to the Arrangement and the other transactions contemplated by this Agreement, GG will be the sole direct shareholder of Gazit Amalco; and

(iii)	GG is not, and will not, following the Effective Time, be, an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended.

4.2	Survival of Representations and Warranties

The representations and warranties of GG contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF FCR

5.1	Representations and Warranties

Except as disclosed in the FCR Public Documents, FCR hereby represents and warrants to GAA as follows, and acknowledges that GAA is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Organization and Qualification. FCR is duly incorporated and validly existing under the laws of Ontario and has full corporate power and authority to own its assets and conduct its business as now owned and conducted. FCR is duly qualified to carry on its business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualifications necessary, except where failure to be so qualified will not have a Material Adverse Effect in respect of FCR;

(b)	Authority Relative to this Agreement. FCR has the requisite power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by FCR and the consummation by FCR of the transactions contemplated by this Agreement have been duly authorized and no other proceedings on the part of FCR are necessary to authorize this Agreement. This Agreement has been duly executed and delivered by FCR and constitutes a valid and binding obligation of FCR, enforceable by GAA against FCR in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction;

(c)	No Conflict; Required Filings and Consent. The execution and delivery by FCR of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement will not violate, conflict with or result in a breach of any provision of the constating documents of FCR and will not: (i) violate, conflict with or result in a breach of: (A) any agreement, contract, indenture, deed of trust, mortgage, bond, instrument, Authorization, licence or permit to which FCR is a party or by which FCR is bound where such event would materially impact FCR’s ability to complete the Arrangement; or (B) any Law to which FCR is subject or by which FCR is bound; or (ii) give rise to any right of termination, or the acceleration of any indebtedness, under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit where such event would have a Material Adverse Effect in respect of FCR or would materially impair FCR’s ability to complete the Arrangement;

(d)	Affiliates. FCR is an affiliate of GAA within the meaning of the Competition Act (Canada);

(e)	Litigation. There is no claim, action, suit, proceeding, investigation or arbitration pending or, to the knowledge of FCR, threatened against FCR or any of its Subsidiaries which, if adversely determined, would have or would reasonably be expected to have a Material Adverse Effect in respect of FCR and its Subsidiaries, taken as a whole, or would materially impair FCR’s ability to complete the Arrangement, nor, to the knowledge of FCR, are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, suit, proceeding, investigation or arbitration. Neither FCR nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree, has had or is reasonably likely to have a Material Adverse Effect in respect of FCR, or which would materially impair or materially delay FCR’s ability to complete the Arrangement;

(f)	Listing and Issuance of Consideration Shares.

(i)	The FCR Shares are listed on the TSX, and are not listed or quoted on any market other than the TSX;

(ii)	No order ceasing or suspending trading in securities of FCR or prohibiting the sale of such securities has been issued and is outstanding against FCR or its directors, officers or promoters; and

(iii)	All FCR Shares forming the Consideration Shares will, when issued in accordance with the terms of the Arrangement, be duly authorized, validly issued, freely transferrable, fully-paid and non-assessable FCR Shares, and will not have been issued in violation of or subject to any pre-emptive rights or contractual rights to purchase FCR Shares;

(g)	Public Issuer Status. As of the date hereof, FCR is a reporting issuer not in default (or the equivalent) under the Securities Laws of each of the provinces of Canada and is in compliance in all material respects with the applicable published listing and corporate governance rules and regulations of the TSX;

(h)	Reports. The FCR Public Documents are all the documents or information required to be filed by FCR under applicable Securities Laws or with the TSX since January 1, 2010. The FCR Public Documents at the time filed: (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (ii) complied in all material respects with the requirements of applicable Laws in effect at the time of filing. FCR has not filed any confidential material change report with any Governmental Entity which at the date hereof remains confidential;

(i)	Taxes. FCR is not a non-resident of Canada for purposes of the Tax Act;

(j)	GAA Shares. Neither FCR nor any of its Subsidiaries beneficially owns any GAA Shares;

(k)	[Intentionally Deleted]; and

(l)	U.S. Investment Company Act of 1940. FCR is not an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended.

5.2	Survival of Representations and Warranties

The representations and warranties of FCR contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 6

COVENANTS

6.1	Covenants of GAA Regarding the Conduct of Business

GAA covenants and agrees that prior to the earlier of the Effective Date and such time as this Agreement is terminated in accordance with its terms, unless: (a) GG and FCR shall otherwise agree in writing; (b) as otherwise expressly contemplated or permitted by this Agreement; or (c) as otherwise required by applicable Law or any Governmental Entity:

(a)	GAA shall, and shall cause each of the GAA Subsidiaries to, conduct its and their respective businesses in the ordinary course and comply in all material respects with applicable Laws, and to use commercially reasonable efforts to preserve intact its and their present business organization and goodwill, to preserve intact GAA and the Properties, to keep available the services of its officers and employees as a group and to maintain relationships consistent with past practice with suppliers, tenants, employees, Governmental Entities and others having business relationships with them;

(b)	without limiting the generality of Subsection 6.1(a), GAA shall not and shall cause each of the GAA Subsidiaries not to:

(i)	issue, sell, grant, award, pledge, dispose of, encumber or agree to issue, sell, grant, award, pledge, dispose of or encumber any GAA Shares, any GAA Warrants, GAA Options, GAA DSUs or GAA RSUs or any warrants, calls, conversion privileges or rights of any kind to acquire any GAA Shares or other securities or any shares of the GAA Subsidiaries (including, for greater certainty, GAA Warrants, GAA Options and GAA DSUs) other than pursuant to the exercise of GAA Warrants, GAA Options or GAA DSUs existing as of the date hereof;

(ii)	except in the ordinary course of business, sell, pledge, lease, dispose of, mortgage, licence, encumber or agree to sell, pledge, dispose of, mortgage, licence, encumber or otherwise transfer any of the Properties or any interest in any of the Properties or any of its other assets which have a value greater than $10,000 in the aggregate;

(iii)	amend or propose to amend the articles of incorporation, by-laws or other constating documents or the terms of any securities of GAA or any GAA Subsidiary;

(iv)	except in the ordinary course of business and where it would not have a material adverse effect on the net revenue generated by the Property to which any Authorization, Material Contract, Existing Lease or Existing Mortgage pertains, enter into, or waive, release, grant, transfer, exercise, modify or amend any existing contractual rights under such Authorization, Material Contract, Existing Lease or Existing Mortgage;

(v)	split, combine or reclassify any outstanding GAA Shares or the securities of any GAA Subsidiary;

(vi)	redeem, purchase or offer to purchase any GAA Shares or other securities of GAA or any shares or other securities of the GAA Subsidiaries;

(vii)	reorganize, amalgamate or merge GAA or any GAA Subsidiary with any other Person;

(viii)	reduce the stated capital of the shares of GAA or of any GAA Subsidiary;

(ix)	acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets or otherwise) any Person, or make any investment either by purchase of shares or securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer or purchase of any property or assets of any other Person that has a value greater than $20,000 in the aggregate;

(x)	except: (i) as disclosed in the GAA Disclosure Letter; and (ii) for any intercompany debts incurred by ProMed Asset, as debtor, to GAA, as creditor, incur, create, assume or otherwise become liable for any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities, or guarantee, endorse or otherwise become responsible for, the obligations of any other Person or make any loans or advances;

(xi)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of GAA or any GAA Subsidiary;

(xii)	pay, discharge, settle, satisfy, compromise, waive, assign or release any claims, liabilities or obligations other than the payment, discharge or satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in GAA’s financial statements (or those of any GAA Subsidiary) or incurred since the date of such financial statements in the ordinary course of business;

(xiii)	take any action or fail to take any action which action or failure to act would reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension of, or the revocation or limitation of rights under, any material Authorizations necessary to conduct its businesses as now conducted; and

(xiv)	except as disclosed in the GAA Disclosure Letter, in the aggregate: (A) increase any severance, change of control or termination pay to (or amend any existing arrangement relating to the foregoing with) any director, officer or employee of GAA or any of the GAA Subsidiaries; (B) increase benefits payable under any existing severance or termination pay policies or employment agreements; (C) accelerate vesting or amend or waive any performance or vesting criteria under the GAA Stock Option Plan, the GAA DSU Plan, or any grants made thereunder; or (D) increase compensation, bonus levels or other benefits payable to any director, executive officer or employee of GAA or the GAA Subsidiaries;

(c)	GAA shall use all commercially reasonable efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(d)	GAA shall use its commercially reasonable efforts to maintain and preserve all of its rights under each of its Properties and under each of its Authorizations;

(e)	GAA shall:

(i)	provide GG and FCR with prompt written notice of any change (or any condition, event, circumstance or development involving a prospective change) in the business, assets, operations, capitalization, condition (financial or otherwise), prospects, share or debt ownership, results of operations, cash flows, properties, articles, by-laws, licenses, permits (including Authorizations), rights, or privileges, whether contractual or otherwise, or liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), of GAA or any GAA Subsidiary which is known to GAA and, when considered either individually or in the aggregate, has a Material Adverse Effect in respect of the GAA Group and the ProMed Group collectively;

(ii)	not enter into or renew any Contract or other binding obligation of GAA or the GAA Subsidiaries: (A) containing (1) any limitation or restriction on the ability of GAA or any Subsidiary or, following completion of the transactions contemplated by this Agreement, the ability of GG or FCR or their Subsidiaries, to engage in any type of activity or business; (2) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of GAA or the GAA Subsidiaries or, following consummation of the transactions contemplated by this Agreement, all or any portion of the business of GG or FCR or their respective Subsidiaries, as the case may be, is or would be conducted; or (3) any limit or restriction on the ability of GAA or any Subsidiary or, following completion of the transactions contemplated by this Agreement, the ability of GG or FCR or their respective Subsidiaries, as the case may be, to solicit customers or employees; or (B) that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by this Agreement;

(iii)	except as set forth in the capital budget of GAA included in the GAA Data Room Information, not enter into or renew any Contract or other binding obligation of GAA or the GAA Subsidiaries that is not terminable within 30 days of the Effective Date without payment by GG or its Subsidiaries that involves or would reasonably be expected to involve payments in excess of $20,000 in the aggregate over the term of the Contract; and

(iv)	except as set forth in the capital budget of GAA included in the GAA Data Room Information, not incur any capital expenditures or enter into any agreement obligating GAA or any GAA Subsidiary to provide for future capital expenditures, except as required in emergency situations to safeguard the Properties and the Tenants;

(f)	GAA shall and shall cause each of the GAA Subsidiaries to:

(i)	duly and timely file all material Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all material respects;

(ii)	timely withhold, collect, remit and pay all material Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable;

(iii)	not make or rescind any material express or deemed election relating to Taxes;

(iv)	not make a request for a Tax ruling or enter into any agreement with any taxing authorities or consent to any extension or waiver of any limitation period with respect to Taxes;

(v)	not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes in excess of $10,000 in the aggregate; and

(vi)	not amend any Tax Return or change any of its methods of reporting income, deductions or accounting for income Tax purposes from those employed in the preparation of its income Tax Return for the taxation year ended December 31, 2010 and each subsequent taxation year, except as may be required by applicable Laws;

(g)	GAA shall not initiate any material discussions, negotiations or filings with any Governmental Entity regarding any matter with respect to the Arrangement or the transactions contemplated by this Agreement without the prior consent of GG and FCR, such consent not to be unreasonably withheld or delayed, and further agrees to provide GG and FCR with notice as soon as reasonably practicable of any material communication with respect to such matters (whether oral or written) from a Governmental Entity, including a copy of any written communication; and

(h)	GAA shall not authorize, propose, enter into or modify any contract, agreement, commitment or arrangement, to do any of the matters prohibited by the other subsections of this Section 6.1.

6.2	Covenants of GAA Relating to the Arrangement

GAA covenants and agrees that GAA shall and shall cause the GAA Subsidiaries to use all commercially reasonable efforts to perform all obligations required to be performed by GAA or any GAA Subsidiary under this Agreement, co-operate with GG and FCR in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective as soon as reasonably practicable the transactions contemplated by this Agreement and, without limiting the generality of the foregoing or the obligations in Section 2.5 or Subsection 8.2(a) hereof, GAA shall and, where applicable, shall cause the GAA Subsidiaries to:

(a)	use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings against GAA or any of the GAA Subsidiaries challenging or affecting this Agreement or the consummation of the transactions contemplated by this Agreement;

(b)	use commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all material requirements which applicable Laws may impose on GAA or the GAA Subsidiaries with respect to the transactions contemplated by this Agreement;

(c)	use its commercially reasonable efforts to obtain, as soon as reasonably practicable following execution of this Agreement, all Third Party Consents;

(d)	except in accordance with the terms of this Agreement, not take any action or fail to take any action, which action or failure to act is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of any Party from consummating the Arrangement or other transactions contemplated by this Agreement; and

(e)	use commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order.

6.3	[Intentionally Deleted]

6.4	Covenants of GG and FCR Relating to the Arrangement

GG and FCR each severally covenant and agree that GG and FCR, respectively, shall each, and shall cause each of their respective Subsidiaries, to use all commercially reasonable efforts to perform all obligations required to be performed by GG, FCR or any of their respective Subsidiaries, as the case may be, under this Agreement, co-operate with GAA in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing or the obligations in Section 2.5 or Subsection 8.2(b) hereof, GG and FCR shall each, and shall cause each of their respective Subsidiaries to:

(a)	defend all lawsuits or other legal, regulatory or other proceedings against GG, FCR or any of their respective Subsidiaries, as the case may be, challenging or affecting this Agreement or the consummation of the transactions contemplated by this Agreement;

(b)	in the case of FCR:

(i)	apply for and use commercially reasonable efforts to obtain conditional approval for the listing and posting for trading on the TSX of those FCR Shares forming the Consideration Shares, subject to satisfaction by FCR of customary listing conditions on the TSX, such that the Consideration Shares will be listed and posted for trading on the TSX as soon as possible following the Effective Time; and

(ii)	use commercially reasonable efforts to negotiate, and if successful, to enter into, a Contract pursuant to which FCR will, effective from and after the Effective Time, directly or indirectly, take an assignment of, and assume all obligations under or in connection with, the Operating Line;

(c)	in the case of GG, cause all of the GAA Shares held by Gazit Maple to be voted in favour of the Arrangement Resolution;

(d)	take any action or fail to take any action, which action or failure to act is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of any Party from consummating the Arrangement or the other transactions contemplated by this Agreement; and

(e)	use commercially reasonable efforts to satisfy all conditions precedent in this Agreement to be satisfied by the respective Parties and take all steps set forth in the Interim Order.

ARTICLE 7

CONDITIONS

7.1	Mutual Conditions Precedent

The obligations of the Parties to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent at or before the Effective Time, each of which may only be waived in whole or in part with the consent of all of the Parties:

(a)	the Arrangement Resolution shall have been approved and adopted by the GAA Shareholders at the GAA Meeting in accordance with the Interim Order;

(b)	the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to any of the Parties, each acting reasonably, on appeal or otherwise;

(c)	no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement;

(d)	[Intentionally Deleted]; and

(e)	this Agreement shall not have been terminated.

7.2	Additional Conditions Precedent to the Obligations of GG

The obligation of GG to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent at or before the Effective Time (each of which is for the exclusive benefit of GG, and may be waived by GG):

(a)	all covenants of GAA under this Agreement to be performed on or before the Effective Time which have not been waived by GG shall have been duly performed by GAA in all material respects and GG shall have received a certificate of GAA addressed to GG, and dated the Effective Date, signed on behalf of GAA by two senior officers of GAA (on GAA’s behalf and without personal liability), confirming the same as at the Effective Time;

(b)	the representations and warranties of GAA set forth in: (i) the first sentence of Subsection 3.1(a), Subsection 3.1(b), Subsection 3.1(c) and Subsection 3.1(f) shall be true and correct in all respects (other than de minimis inaccuracies in respect of the representations and warranties set forth in Subsection 3.1(f)) as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct as of such date); and (ii) Article 3, other than those to which clause (i), above, applies, shall be true and correct in all respects (disregarding for purposes of this Subsection 7.2(b) any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (ii) where the failure to be so true and correct in all respects, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect in respect of the GAA Group, and GG shall have received a certificate of GAA addressed to GG, and dated the Effective Date, signed on behalf of GAA by two senior officers of GAA (on GAA’s behalf and without personal liability), confirming the same as at the Effective Time;

(c)	all covenants of FCR under this Agreement to be performed on or before the Effective Time which have not been waived by GG shall have been duly performed by FCR, in all material respects, and GG shall have received a certificate of FCR, addressed to GG, and dated the Effective Date, signed on behalf of FCR, by two senior officers of FCR (on FCR’s behalf, and without personal liability), confirming the same as at the Effective Time;

(d)	the representations and warranties of FCR set forth in: (i) the first sentence of Subsection 5.1(a) and Subsection 5.1(f)(iii) shall be true and correct in all respects as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct as of such date); and (ii) Article 5, other than those to which clause (i) above applies, shall be true and correct in all respects (disregarding for purposes of this Subsection 7.2(d) any materiality, or Material Adverse Effect qualification contained in any such representation or warranty) as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (ii) where the failure to be so true and correct in all respects, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect in respect of FCR, or to materially impair FCR’s ability to complete the Arrangement, and GG shall have received a certificate of FCR addressed to GG and dated the Effective Date, signed on behalf of FCR by two senior executive officers of FCR (on FCR’s behalf and without personal liability), confirming the same as at the Effective Time;

(e)	there shall not have occurred a Material Adverse Effect in respect of FCR that has not been disclosed prior to the date of this Agreement, and between the date of this Agreement and the Effective Time, there shall not have occurred a Material Adverse Effect in respect of FCR, or any event or occurrence that would reasonably be expected to have any such Material Adverse Effect, and GG shall have received a certificate of FCR addressed to GG, and dated the Effective Date, signed on behalf of FCR by two senior officers of FCR (on FCR’s behalf and without personal liability) confirming the same as of the Effective Time;

(f)	FCR shall have delivered evidence to GG, acting reasonably, of the approval of the listing and posting for trading on the TSX of those FCR Shares forming the Consideration Shares, subject only to the satisfaction of the customary listing conditions of the TSX;

(g)	there shall not be pending or threatened in writing any suit, action or proceeding by any Governmental Entity or other Person that is reasonably likely to result in a prohibition or restriction on the acquisition by GG of any GAA Shares, the acquisition by FCR of the ProMed Shares, or restriction or prohibition of the consummation of the transactions contemplated by the Arrangement;

(h)	there shall not have occurred a Material Adverse Effect in respect of the GAA Group that has not been disclosed prior to the date of this Agreement, and between the date of this Agreement and the Effective Time, there shall not have occurred a Material Adverse Effect in respect of the GAA Group, or any event or occurrence that would reasonably be expected to have any such Material Adverse Effect, and GG shall have received a certificate of GAA addressed to GG, and dated the Effective Date, signed on behalf of GAA by two senior officers of GAA (on GAA’s behalf and without personal liability) confirming the same as of the Effective Time;

(i)	GAA shall have obtained a full and final release, effective as of the Effective Time, in respect of all of its obligations under or in connection with the Operating Line or FCR shall have agreed to indemnify and hold harmless GAA from and against all liabilities, losses, expenses, damages or other amounts incurred or suffered in respect of the same on terms satisfactory to GG, acting reasonably;

(j)	Gazit Canada shall have obtained a full and final release, effective as of the Effective Time, in respect of its guarantee of the mortgage relating to the Property municipally known as 695 Coronation Blvd., Cambridge, Ontario or FCR shall have agreed to indemnify and hold harmless Gazit Canada from and against all liabilities, losses, expenses, damages or other amounts incurred or suffered in respect of the same on terms satisfactory to GG, acting reasonably;

(k)	FCR and GAA shall each have complied with their respective obligations under Section 2.9 and the Depositary shall have confirmed receipt of the full aggregate amount of the Consideration Shares and the Convertibles Consideration; and

(l)	registered holders of no more than 5% of the GAA Shares shall have validly exercised Dissent Rights.

7.3	Additional Conditions Precedent to the Obligations of FCR

The obligation of FCR to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent at or before the Effective Time (each of which is for the exclusive benefit of FCR, and may be waived by FCR):

(a)	all covenants of GAA under this Agreement to be performed on or before the Effective Time which have not been waived by FCR shall have been duly performed by GAA in all material respects and FCR shall have received a certificate of GAA addressed to FCR, and dated the Effective Date, signed on behalf of GAA by two senior officers of GAA (on GAA’s behalf and without personal liability), confirming the same as at the Effective Time;

(b)	the representations and warranties of GAA set forth in: (i) the first sentence of Subsection 3.1(a), Subsection 3.1(b), Subsection 3.1(c) and Subsection 3.1(f) shall be true and correct in all respects (other than de minimis inaccuracies in respect of the representations and warranties set forth in Subsection 3.1(f)) as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct as of such date); and (ii) Article 3, other than those to which clause (i), above, applies, shall be true and correct in all respects (disregarding for purposes of this Subsection 7.3(b) any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (ii) where the failure to be so true and correct in all respects, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect in respect of the ProMed Group, and FCR shall have received a certificate of GAA addressed to FCR, and dated the Effective Date, signed on behalf of GAA by two senior officers of GAA (on GAA’s behalf and without personal liability), confirming the same as at the Effective Time;

(c)	all covenants of each of GG under this Agreement to be performed on or before the Effective Time which have not been waived by FCR shall have been duly performed by GG, in all material respects, and FCR shall have received a certificate of GG, addressed to FCR, and dated the Effective Date, signed on behalf of GG, by two senior officers of GG (on GG’s behalf, and without personal liability), confirming the same as at the Effective Time;

(d)	the representations and warranties of GG set forth in Article 4 of this Agreement shall be true and correct in all respects, as of the Effective Time, as though made on and as of the Effective Time except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected individually or in the aggregate to materially impair GG’s ability to complete the Arrangement, and FCR shall have received a certificate signed on behalf of GG by two senior officers of GG (on GG’s behalf and without personal liability) confirming the same as of the Effective Time;

(e)	there shall not be pending or threatened in writing any suit, action or proceeding by any Governmental Entity or other Person that is reasonably likely to result in a prohibition or restriction on the acquisition by GG of any GAA Shares, the acquisition by FCR of the ProMed Shares, or restriction or prohibition of the consummation of the transactions contemplated by the Arrangement;

(f)	there shall not have occurred a Material Adverse Effect in respect of the ProMed Group that has not been disclosed prior to the date of this Agreement, and between the date of this Agreement and the Effective Time, there shall not have occurred a Material Adverse Effect in respect of the ProMed Group, or any event or occurrence that would reasonably be expected to have any such Material Adverse Effect, and FCR shall have received a certificate of GAA addressed to FCR, and dated the Effective Date, signed on behalf of GAA by two senior officers of GAA (on GAA’s behalf and without personal liability) confirming the same as of the Effective Time;

(g)	GG and GAA shall each have complied with their respective obligations under Section 2.9 and the Depositary shall have confirmed receipt of the full aggregate amount of the Cash Consideration and the Convertibles Consideration.

7.4	Additional Conditions Precedent to the Obligations of GAA

The obligation of GAA to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent at or before the Effective Time (each of which is for the exclusive benefit of GAA and may be waived by GAA):

(a)	all covenants of each of GG and FCR under this Agreement to be performed on or before the Effective Time which have not been waived by GAA shall have been duly performed by GG or FCR, as the case may be, in all material respects, and GAA shall have received a certificate of GG and FCR, respectively, addressed to GAA, and dated the Effective Date, signed on behalf of GG and FCR, respectively, by two senior officers of GG and FCR, respectively (on GG or FCR’s behalf, as the case may be, and without personal liability), confirming the same as at the Effective Time;

(b)	the representations and warranties of FCR set forth in: (i) the first sentence of Subsection 5.1(a) and Subsection 5.1(f)(iii) shall be true and correct in all respects as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct as of such date); and (ii) Article 5, other than those to which clause (i) above applies, shall be true and correct in all respects (disregarding for purposes of this Subsection 7.4(b) any materiality, or Material Adverse Effect qualification contained in any such representation or warranty) as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (ii) where the failure to be so true and correct in all respects, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect in respect of FCR, or to materially impair FCR’s ability to complete the Arrangement, and GAA shall have received a certificate of FCR addressed to GAA and dated the Effective Date, signed on behalf of FCR by two senior executive officers of FCR (on FCR’s behalf and without personal liability), confirming the same as at the Effective Time;

(c)	the representations and warranties of GG set forth in Article 4 of this Agreement shall be true and correct in all respects, as of the Effective Time, as though made on and as of the Effective Time except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected individually or in the aggregate to materially impair GG’s ability to complete the Arrangement, and GAA shall have received a certificate signed on behalf of GG by two senior officers of GG (on GG’s behalf and without personal liability) confirming the same as of the Effective Time;

(d)	there shall not have occurred a Material Adverse Effect in respect of FCR that has not been disclosed prior to the date of this Agreement, and between the date of this Agreement and the Effective Time, there shall not have occurred a Material Adverse Effect in respect of FCR, or any event or occurrence that would reasonably be expected to have any such Material Adverse Effect, and GAA shall have received a certificate of FCR addressed to GAA, and dated the Effective Date, signed on behalf of FCR by two senior officers of FCR (on FCR’s behalf and without personal liability) confirming the same as of the Effective Time;

(e)	FCR shall have delivered evidence to GAA, acting reasonably, of the approval of the listing and posting for trading on the TSX of those FCR Shares forming the Consideration Shares, subject only to the satisfaction of the customary listing conditions of the TSX; and

(f)	GG and FCR shall each have complied with their respective obligations under Section 2.9 and the Depositary shall have confirmed receipt of the full aggregate amount of the Consideration.

7.5	Satisfaction of Conditions

The conditions precedent set out in Section 7.1, Section 7.2, Section 7.3 and Section 7.4 shall be conclusively deemed to have been satisfied, waived or released following filing of the Articles of Arrangement with the consent of the Parties in accordance with the terms of this Agreement.

ARTICLE 8

ADDITIONAL AGREEMENTS

8.1	GAA Non-Solicitation

(a)	On and after the date of this Agreement, except as otherwise expressly provided in this Section 8.1, GAA and the GAA Subsidiaries shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent (collectively, the “Representatives”):

(i)	solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries, proposals or offers relating to any Acquisition Proposal;

(ii)	engage in, continue or otherwise participate in any discussions or negotiations with any Person regarding an Acquisition Proposal;

(iii)	approve or recommend or propose publicly to approve or recommend, any Acquisition Proposal;

(iv)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal; or

(v)	make a Change in Recommendation.

(b)	GAA shall, and shall cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any discussions or negotiations with any Person (other than GG and FCR) with respect to any potential Acquisition Proposal and, in connection therewith, GAA will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as reasonably practicable request and exercise all rights it has to require the return or destruction of all confidential information provided in connection therewith to the extent such information has not already been returned or destroyed. GAA agrees not to release any third party from any confidentiality, non-solicitation or standstill agreement to which such third party is a party, or terminate, modify, amend or waive the terms thereof and GAA undertakes to enforce, or cause the GAA Subsidiaries to enforce, all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any GAA Subsidiary have entered into prior to the date hereof or enter into after the date hereof.

(c)	GAA shall immediately provide notice to GG and FCR of any bona fide Acquisition Proposal or any proposal, inquiry or offer that could lead to an Acquisition Proposal or any amendments to the foregoing or any request for non-public information relating to GAA or any GAA Subsidiary in connection with such an Acquisition Proposal or for access to the properties, books or records of GAA or any Subsidiary by any Person that informs GAA, any member of the GAA Board or such Subsidiary or any Representative that it is considering making, or has made, an Acquisition Proposal. Such notice to GG and FCR shall be made, from time to time, first immediately orally and then promptly (and in any event within 24 hours) in writing and shall indicate the identity of the Person or Persons making such proposal, inquiry, offer or request, all material terms thereof and such other details of the proposal, inquiry, offer or request known to GAA, and shall include copies of any such proposal, inquiry, offer or request or any amendment to any of the foregoing. GAA shall keep GG and FCR promptly and fully informed of the status, including any change to the material terms, of any such Acquisition Proposal, offer, inquiry or request and will respond promptly to all inquiries by GG or FCR with respect thereto.

(d)	If at any time following the date of this Agreement and prior to obtaining the GAA Shareholder Approval the GAA Board receives a request for material non-public information, or to enter into discussions, from a Person that proposes to GAA an unsolicited bona fide written Acquisition Proposal that did not result from a breach of this Section 8.1 and the GAA Board determines in good faith and after consultation with its financial advisors and outside legal counsel that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal, then, and only in such case, GAA may:

(i)	provide the Person making such Acquisition Proposal with access to information regarding GAA and the GAA Subsidiaries; and/or

(ii)	enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the Person making such Acquisition Proposal,

provided that GAA shall not, and shall not allow any of its Subsidiaries or its Representatives to, disclose any non-public information with respect to GAA or any of the GAA Subsidiaries to such Person without having: (x) entered into a confidentiality and standstill agreement on customary terms, and provided a copy of such confidentiality and standstill agreement to GG and FCR; and (y) provided further that GG and FCR are provided with a list of the information provided to such Person and GG and FCR are immediately provided with access to the same information to which such Person was provided. Any such confidentiality and standstill agreement may not include any provision calling for an exclusive right to negotiate with GAA and may not restrict GAA or any of the GAA Subsidiaries from complying with this Section 8.1. GAA shall keep GG and FCR reasonably informed on a prompt basis of the status, including any changes to the terms, of any such Acquisition Proposal or request,

(e)	GAA agrees that it will not accept, approve or enter into any agreement, understanding or arrangement (a “Proposed Agreement”), other than a confidentiality agreement as contemplated by Subsection 8.1(d), with any Person relating to an Acquisition Proposal unless:

(i)	the GAA Board determines that the Acquisition Proposal constitutes a Superior Proposal;

(ii)	GAA Shareholder Approval has not been obtained;

(iii)	GAA has complied with Subsections 8.1(a) through 8.1(d) inclusive;

(iv)	GAA has provided GG and FCR with a notice in writing that there is a Superior Proposal together with all documentation related to and detailing the Superior Proposal, including a copy of any Proposed Agreement relating to such Superior Proposal, and a written notice from the GAA Board regarding the value in financial terms that the GAA Board has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered under the Superior Proposal, such documents to be so provided to GG and FCR not less than five Business Days prior to the proposed acceptance, approval, recommendation or execution of the Proposed Agreement by GAA;

(v)	five Business Days (the “Response Period”) shall have elapsed from the date GG and FCR received the notice and documentation referred to in Subsection 8.1(e)(iv) from GAA and, if GG and FCR have proposed to amend the terms of the Arrangement in accordance with Subsection 8.1(f), the GAA Board shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Arrangement by GG and FCR;

(vi)	GAA concurrently terminates this Agreement pursuant to Subsection 9.2(a)(vi)(B); and

(vii)	GAA has previously paid, or concurrently pays, to GG and FCR the GAA Termination Payment,

and, notwithstanding Subsection 8.1(a), GAA shall be permitted to make a Change in Recommendation in respect of such Superior Proposal and may accept, approve or recommend such Superior Proposal if the requirements of this Subsections 8.1(e)(i) through 8.1(e)(v) inclusive have been satisfied.

(f)	GAA acknowledges and agrees that, during the Response Period or such longer period as GAA may approve for such purpose, GG and FCR shall have the opportunity, but not the obligation, to propose to amend the terms of this Agreement, including an increase in, or modification of, the Consideration. The GAA Board will review any proposal by GG and FCR to amend the terms of this Agreement in order to determine in good faith in the exercise of its fiduciary duties, whether GG and FCR’s proposal to amend this Agreement would result in the Acquisition Proposal ceasing to be a Superior Proposal.

(g)	If the GAA Board determines that the Acquisition Proposal is not a Superior Proposal compared to the proposed amendments to the terms of this Agreement, it will promptly: (i) enter into an amended agreement with GG and FCR reflecting such proposed amendments; and (ii) reaffirm its recommendation of the Arrangement by press release, provided that GG, FCR and their respective legal counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by GAA, acting reasonably.

(h)	GAA acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of this Section 8.1 and GG and FCR shall be afforded a new Response Period in respect of each such Acquisition Proposal.

(i)	Nothing in this Agreement, including Subsection 8.1(a), shall prevent the GAA Board from responding through a directors’ circular or otherwise as required by applicable Securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal. Further, nothing in this Agreement, including Subsection 8.1(a), shall prevent the GAA Board from making a Change in Recommendation or from making any disclosure to the securityholders of GAA, including for greater certainty, disclosure of a Change in Recommendation, if the GAA Board, acting in good faith and upon the advice of its outside legal advisors, shall have first determined that the failure to take such action or to make such disclosure would be inconsistent with the fiduciary duties of the GAA Board or such disclosure is otherwise required under applicable Law. Except in the case of a Change in Recommendation, GG, FCR and their respective legal counsel shall be given a reasonable opportunity to review and comment on the form and content of any such disclosure, recognizing that whether or not such comments are appropriate will be determined by GAA, acting reasonably. In addition, nothing contained in this Agreement shall prevent GAA or the GAA Board from calling and holding a meeting of GAA Shareholders or GAA Warrantholders requisitioned by GAA Shareholders or GAA Warrantholders, as the case may be, or any of them, in accordance with the OBCA or the applicable warrant indenture, as the case may be, or ordered to be held by a court in accordance with applicable Laws.

(j)	GAA shall ensure that its Representatives are aware of the provisions of this Section 8.1 and GAA shall be responsible for any breach of this Section 8.1 by its Representatives.

(k)	If GAA provides GG and FCR with the notice of an Acquisition Proposal contemplated in this Section 8.1 on a date that is less than seven calendar days prior to the GAA Meeting, if requested by GG or FCR, GAA shall adjourn the GAA Meeting to a date that is not less than seven calendar days and not more than 10 calendar days after the date of such notice, provided, however, that the GAA Meeting shall not be adjourned or postponed to a date later than the seventh (7) Business Day prior to the Outside Date.

8.2	Access to Information; Confidentiality

From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, subject to compliance with applicable Law and the terms of any existing Contracts:

(a)	for purposes including preparing, considering and implementing integration and strategic plans for the Properties portfolio or the combined businesses of GAA and GG, as the case may be, following completion of the Arrangement, and for confirming the representations and warranties of GAA set out in Section 3.1 hereof, GAA shall, and shall cause its Representatives to, afford to GG and FCR and to their respective representatives, as the case may be, such access as GG or FCR, as the case may be, may reasonably require at all reasonable times to GAA’s officers, employees, agents, advisors, consultants, Tenants, co-owners, partners, lenders under Existing Mortgages, Governmental Entities, Properties, books, records and Contracts, and shall furnish GG and FCR, as the case may be, with all data and information as GG or FCR, as the case may be, may reasonably request. GG and FCR acknowledge and agree that information furnished pursuant to this Section 8.2 shall be subject to the terms and conditions of their respective Confidentiality Agreements. GG and FCR agree that GAA may have a representative present at any requested interview with any Tenant, employee, co-owner, partner, lender or Governmental Entity; and

(b)	for purposes including confirming the representations and warranties of GG and FCR set out in Section 4.1 and Section 5.1 hereof, respectively, FCR and GG shall, and shall cause their respective representatives to, afford to GAA and its Representatives such access as GAA may reasonably require at all reasonable times to GG or FCR’s officers, employees, agents, advisors, consultants, books, records and Contracts, as the case may be, and shall furnish GAA with all data and information as GAA may reasonably request.

8.3	Notices of Certain Events

(a)	Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement pursuant to its terms and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(i)	cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time (provided that this paragraph (a) shall not apply in the case of any event or state of facts resulting from the actions or omissions of a Party which are required under this Agreement); or

(ii)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party hereunder prior to the Effective Time,

provided, however, that the delivery of any notice pursuant to this Section 8.3 shall not limit or otherwise affect the remedies available hereunder to the Party receiving that notice.

(b)	GG may not elect not to complete the transactions contemplated by this Agreement pursuant to the conditions set forth herein or any termination rights arising therefrom under Subsection 9.2(a)(iii)(B) or Subsection 9.2(a)(iv), as the case may be, and no payments are payable as a result of such termination pursuant to Section 9.3 unless, prior to the Effective Date, GG has delivered a written notice to GAA or FCR, as applicable, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which GG is asserting as the basis for the non-fulfillment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that GAA or FCR, as applicable, is proceeding diligently to cure such matter and such matter is capable of being cured, GG may not terminate this Agreement until the earlier of the Outside Date and the expiration of a period of five Business Days from such notice.

(c)	FCR may not elect not to complete the transactions contemplated by this Agreement pursuant to the conditions set forth herein or any termination rights arising therefrom under Subsection 9.2(a)(iii)(B) or Subsection 9.2(a)(v), as applicable, and no payments are payable as a result of such termination pursuant to Section 9.3 unless, prior to the Effective Date, FCR has delivered a written notice to GAA or GG, as applicable, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which FCR is asserting as the basis for the non-fulfillment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that GAA or GG, as applicable, is proceeding diligently to cure such matter and such matter is capable of being cured, FCR may not terminate this Agreement until the earlier of the Outside Date and the expiration of a period of five Business Days from such notice.

(d)	GAA may not elect not to complete the transactions contemplated by this Agreement pursuant to the conditions set forth herein or any termination rights arising therefrom under Subsection 9.2(a)(vi)(A) unless, prior to the Effective Date, GAA has delivered a written notice to GG or FCR, as applicable, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which GAA is asserting as the basis for the non-fulfillment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that GG or FCR, as applicable, is proceeding diligently to cure such matter and such matter is capable of being cured, GAA may not terminate this Agreement until the earlier of the Outside Date and the expiration of a period of five Business Days from such notice.

8.4	Insurance and Indemnification

(a)	Prior to the Effective Date, GAA shall purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no more favourable in the aggregate than the protection provided by the policies maintained by GAA and the GAA Subsidiaries which are in effect immediately prior to the date of this Agreement and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and GG or FCR, as applicable, will, or will cause GAA and/or the applicable GAA Subsidiaries, as the case may be, to maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided that neither GG nor FCR, as the case may be, shall be required to pay any amounts in respect of such coverage prior to the Effective Time.

(b)	GG, in respect of the GAA Group, and FCR, in respect of the ProMed Group, agree that they shall honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of GAA and the GAA Subsidiaries, as the case may be, to the extent that they are disclosed in the GAA Disclosure Letter, and acknowledge that such rights, to the extent that they are disclosed in the GAA Disclosure Letter, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six (6) years from the Effective Date.

(c)	The provisions of this Section 8.4 are intended for the benefit of, and shall be enforceable by, each insured or indemnified Person, his or her heirs and his or her legal representatives and, for such purpose, GAA hereby confirms that it is acting as agent on their behalf. Furthermore, this Section 8.4 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six (6) years.

ARTICLE 9

TERM, TERMINATION, AMENDMENT AND WAIVER

9.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

9.2	Termination

(a)	This Agreement may be terminated at any time prior to the Effective Time (except as provided below, notwithstanding any approval of this Agreement or the Arrangement Resolution by the GAA Shareholders and/or by the Court, as applicable):

(i)	by written agreement of all of the Parties;

(ii)	by any of the Parties, if:

(A)	the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Subsection 9.2(a)(ii)(A) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

(B)	after the date hereof, there shall be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins any of the Parties from consummating the Arrangement and such applicable Law or enjoinment shall have become final and non-appealable; or

(C)	GAA Shareholder Approval shall not have been obtained at the GAA Meeting in accordance with the Interim Order;

(iii)	by GG or FCR, if:

(A)	prior to the Effective Time: (1) the GAA Board fails to recommend or withdraws, amends, modifies or qualifies in a manner adverse to GG or FCR its recommendation of the Arrangement, or fails to publicly reaffirm its recommendation of the Arrangement within five (5) Business Days (and in any case prior to the GAA Meeting) after having been requested in writing by GG or FCR to do so (a “Change in Recommendation”); (2) the GAA Board shall have approved or recommended any Acquisition Proposal; or (3) GAA shall have breached Section 8.1 in any material respect; or

(B)	subject to Subsection 8.3(b) and Subsection 8.3(c), a breach of any representation or warranty or failure to perform any covenant or agreement on the part of GAA set forth in this Agreement shall have occurred that would cause the conditions set forth in Subsections 7.2(a), 7.2(b), 7.3(a) or 7.3(b) not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, as reasonably determined by GG or FCR, as the case may be, and provided that neither GG nor FCR: (x) is then in breach of this Agreement so as to cause any condition in Subsection 7.4(a) not to be satisfied; or (y) has breached any representation or warranty that would cause Subsection 7.4(b) or Subsection 7.4(c), as applicable, not to be satisfied; or

(iv)	by GG if, subject to Subsection 8.3(b), a breach of any representation or warranty or failure to perform any covenant or agreement on the part of FCR set forth in this Agreement shall have occurred that would cause the conditions set forth in Subsection 7.2(c) or Subsection 7.2(d) not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, as reasonably determined by GG, and provided that GG: (x) is not then in breach of this Agreement so as to cause any condition in Subsection 7.3(c) not to be satisfied; or (y) has not breached any representation or warranty that would cause Subsection 7.3(d) not to be satisfied;

(v)	by FCR if, subject to Subsection 8.3(c), a breach of any representation or warranty or failure to perform any covenant or agreement on the part of GG set forth in this Agreement shall have occurred that would cause the conditions set forth in Subsection 7.3(c) or Subsection 7.3(d) not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, as reasonably determined by FCR, and provided that FCR: (x) is not then in breach of this Agreement so as to cause any condition in Subsection 7.2(c) not to be satisfied; or (y) has not breached any representation or warranty that would cause Subsection 7.2(d) not to be satisfied;

(vi)	by GAA, if:

(A)	subject to Subsection 8.3(d), a breach of any representation or warranty or failure to perform any covenant or agreement on the part of either of GG or FCR set forth in this Agreement shall have occurred that would cause the conditions set forth in Subsection 7.4(a), 7.4(b) or 7.4(c) not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date as reasonably determined by GAA and provided that GAA is not then in breach of this Agreement so as to cause any condition in Subsections 7.2(a), 7.2(b), 7.3(a) or 7.3(b) not to be satisfied;

(B)	it wishes to enter into a binding written agreement with respect to a Superior Proposal (other than a non-disclosure and standstill agreement permitted by Subsection 8.1(d)), subject to compliance with Section 8.1 in all material respects and provided that no termination under this Subsection 9.2(a)(vi)(B) shall be effective unless and until GAA shall have paid to GG and FCR the amounts required to be paid pursuant to Section 9.3; or

(C)	either of GG or FCR has not provided, or caused to be provided, to the Depositary the full aggregate amount of the Consideration to be provided by GG or FCR, as the case may be, pursuant to Section 2.9.

(b)	The Party desiring to terminate this Agreement pursuant to this Section 9.2 (other than pursuant to Subsection 9.2(a)(i)) shall give written notice of such termination to the other Parties, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

(c)	If this Agreement is terminated pursuant to this Section 9.2, this Agreement shall become void and be of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except that the provisions of this Subsection 9.2(c) and Sections 9.3, 10.1, 10.3, 10.4, 10.6, 10.7 and 10.8 and all related definitions set forth in Section 1.1 and the provisions of Confidentiality Agreements shall survive any termination hereof pursuant to Subsection 9.2(a), provided that, subject to Subsection 9.3(e), the termination of this Agreement shall not relieve a Party from any liability arising prior to such termination.

9.3	Termination Payments

(a)	Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

(b)	For the purposes of this Agreement, “GAA Termination Payment” means an aggregate amount equal to $3,000,000, which shall be paid as to 41.3% to GG and as to 58.7% to FCR.

(c)	For the purposes of this Agreement, “GAA Termination Payment Event” means the termination of this Agreement:

(i)	by GG or FCR pursuant to Subsection 9.2(a)(iii)(A) prior to the GAA Meeting;

(ii)	by GAA pursuant to Subsection 9.2(a)(vi)(B); or

(iii)	by GG or FCR pursuant to Subsection 9.2(a)(iii)(B) (due to wilful and intentional breach or fraud), or by any Party pursuant to Subsection 9.2(a)(ii)(A) or Subsection 9.2(a)(ii)(C), but only if, in these termination events: (x) prior to such termination, a bona fide Acquisition Proposal shall have been made or proposed to GAA or any GAA Subsidiary or publicly announced by any Person other than GG or FCR; and (y) within twelve months following the date of such termination, there shall have been consummated a Change of Control Proposal.

(d)	If a GAA Termination Payment Event occurs, GAA shall pay the applicable amount of the GAA Termination Payment to GG and FCR, respectively, by wire transfer of immediately available funds, as follows:

(i)	if the GAA Termination Payment is payable pursuant to Subsection 9.3(c)(i) the GAA Termination Payment shall be payable within two (2) Business Days following such termination;

(ii)	if the GAA Termination Payment is payable pursuant to Subsection 9.3(c)(ii), the GAA Termination Payment shall be payable prior to or simultaneously with such termination; or

(iii)	if the GAA Termination Payment is payable pursuant to Subsection 9.3(c)(iii), the GAA Termination Payment shall be payable concurrently upon the consummation of the Change of Control Proposal referred to therein.

(e)	Each of the Parties acknowledges that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. GAA acknowledges that all of the payment amounts set out in this Section 9.3 are payments of liquidated damages which are a genuine pre-estimate of the damages, which GG and FCR, as the case may be, will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. GAA irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, GG and FCR agree that, upon any termination of this Agreement under circumstances where GG and FCR are entitled to the GAA Termination Payment and such payment is paid in full, GG and FCR shall each be precluded from any other remedy against GAA at Law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against GAA or any GAA Subsidiary or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates or their respective representatives in connection with this Agreement or the transactions contemplated by this Agreement.

9.4	GAA Expense Reimbursement

In the event that the transactions contemplated by this Agreement do not proceed or are not completed for any reason, GG and FCR agree to be jointly and severally liable for and will reimburse GAA for 50% of the reasonable costs and expenses of GAA’s independent valuator, Brookfield Financial Corp., up to a maximum aggregate reimbursement amount of $275,000, incurred in connection with the transactions contemplated by this Agreement.

9.5	Amendment

Subject to the provisions of the Interim Order, the Plan of Arrangement and applicable Laws, this Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the GAA Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the GAA Shareholders, and any such amendment may without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and

(d)	waive compliance with or modify any mutual conditions precedent herein contained.

9.6	Waiver

Any Party may: (a) extend the time for the performance of any of the obligations or acts of any other Party where the performance of such obligations or acts is in favour of such Party; (b) waive compliance, except as provided herein, with any of the other Parties’ agreements which are in favour of such Party or the fulfilment of any conditions to its own obligations contained herein; or (c) waive inaccuracies in any of any other Party’s representations or warranties contained herein or in any document delivered by the other Party where such representations or warranties are in favour of or made, or where such document is delivered, to such Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

ARTICLE 10

GENERAL PROVISIONS

10.1	Privacy

Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about an identifiable individual (the “Transaction Personal Information”). Neither GG nor FCR shall disclose Transaction Personal Information to any Person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. If GG and FCR complete the transactions contemplated by this Agreement, neither GG nor FCR shall, following the Effective Date, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information:

(a)	for purposes other than those for which such Transaction Personal Information was collected by GAA prior to the Effective Date; and

(b)	which does not relate directly to the carrying on of the business of GAA or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

GG and FCR shall each protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. GG and FCR shall cause their respective Representatives to observe the terms of this Section 10.1 and to protect and safeguard Transaction Personal Information in their possession. If this Agreement shall be terminated, GG and FCR shall each promptly deliver to GAA all Transaction Personal Information each of them has in its possession or in the possession of any of its Representatives, including all copies, reproductions, summaries or extracts thereof, except, unless prohibited by applicable Law, for electronic backup copies made automatically in accordance with the usual backup procedures of GG or FCR, as the case may be.

10.2	Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided that it is delivered on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a Business Day then the notice shall be deemed to have been given and received on the next Business Day. Notice shall be sufficiently given if delivered (either in Person, by courier service or other personal method of delivery), or if transmitted by facsimile or email to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to GG:

Gazit-Globe Ltd.

1 HaShalom Rd.

Tel Aviv, Israel

67892

Attention: Eran Ballan

Fax No.: 011.972.3.696.1910

E-mail: EBallan@gazitgroup.com

with a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP

333 Bay Street, Suite 2400

Bay Adelaide Centre, Box 20

Toronto, Ontario

M5H 2T6

Attention: Jon Holmstrom

Fax No.: 416.865.4443

E-mail: jholmstrom@fasken.com

(b)	if to FCR:

First Capital Realty Inc.

85 Hanna Ave.

Suite 400

Toronto, Ontario

M6K 3S3

Attention: Karen Weaver

Fax No.: 416.941.1655

Email: karen.weaver@firstcapitalrealty.ca

with a copy (which shall not constitute notice) to:

Torys LLP

79 Wellington Street West

Box 270, TD Centre

Toronto, Ontario

M5K 1N2

Attention: Patricia

Koval Fax No.: (416) 865-7380

Email: pkoval@torys.com

(c)	if to GAA:

Gazit America Inc.

109 Atlantic Avenue

Suite 303

Toronto, Ontario

M6K 1X4

Attention: Gail Mifsud

Fax No.: (416) 447-6488

Email: gail.mifsud@gazitamerica.com

with a copy (which shall not constitute notice) to:

Osler, Hoskin & Harcourt LLP

1 First Canadian Place, Suite 6100

Toronto, Ontario M5X 1B8

Attention: Douglas Marshall

Facsimile: (416) 862-6666

Email: dmarshall@osler.com

10.3	Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of Ontario and the Laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and the Arrangement and waives any defences to the maintenance of an action in the Courts of the Province of Ontario.

10.4	Injunctive Relief

Subject to Section 9.3, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by a Party, the non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at Law. Subject to Section 9.3, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties.

10.5	Time of Essence

Time shall be of the essence in this Agreement.

10.6	Entire Agreement, Binding Effect and Assignment

This Agreement (including the exhibits and schedules hereto), the GAA Disclosure Letter and the Confidentiality Agreements constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder. This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the Parties without the prior written consent of each of the other Parties.

10.7	No Liability

No director or officer of either of GG or FCR shall have any personal liability whatsoever to GAA under this Agreement, or any other document delivered in connection with the transactions contemplated by this Agreement on behalf of GG or FCR, as the case may be. No director or officer of GAA shall have any personal liability whatsoever to either of GG or FCR under this Agreement, or any other document delivered in connection with the transactions contemplated by this Agreement on behalf of GAA.

10.8	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

10.9	Counterparts, Execution

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF GAA, GG and FCR have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

GAZIT-GLOBE LTD.

By:	“Eran Ballan”

Name: Erran Ballan
Title:

By:	“Varda Zuntz”

Name: Varda Zuntz
Title:

FIRST CAPITAL REALTY INC.

By:	“Karen Weaver”

Name: Karen Weaver
Title: Executive Vice President and Chief Financial Officer

By:

Name:
Title:

GAZIT AMERICA INC.

By:	“Gary Samuel”

Name: Gary Samuel
Title: Chairman

By:

Name:
Title:

Arrangement Agreement

SCHEDULE A

PLAN OF ARRANGEMENT

(See attached)

PLAN OF ARRANGEMENT

UNDER SECTION 182 OF THE

BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, capitalized terms used but not defined shall have the meanings ascribed to them below:

“2010 Warrants” means the outstanding common share purchase warrants of GAA, each of which is currently exercisable for 1.065625 GAA Shares at a price of $5.63 per GAA Share, having an expiry date of November 30, 2015 and issued under a warrant indenture dated as of September 17, 2010 between GAA and Computershare Trust Company of Canada, as warrant agent;

“2010 Warrant Consideration” means an amount per GAA Share subject to a 2010 Warrant equal to the difference between: (a) the value of the Consideration that the holder of a 2010 Warrant would have been entitled to receive had such 2010 Warrant been exercised for GAA Shares prior to the Effective Time (including in respect of fractional GAA Shares), determined by adding the Cash Consideration that would have been payable for each GAA Share to the sum of: (i) the product of the Share Consideration that would have been payable (including fractional FCR Shares) multiplied by the Convertibles Reference Price; and (ii) the fair market value of all cash, securities (other than FCR Shares) or other property, if any, to be received by GAA Shareholders pursuant to the Arrangement as a result of the operation of Section 2.10(b) of the Arrangement Agreement; and (b) $5.63;

“2011 Warrants” means the outstanding common share purchase warrants of GAA, each of which is currently exercisable for one GAA Share at a price of $7.50 per GAA Share, having an expiry date of November 30, 2016 and issued under a warrant indenture dated as of May 16, 2011 between GAA and Computershare Trust Company of Canada, as warrant agent;

“2011 Warrant Consideration” means an amount equal to $0.25 per GAA Share subject to a 2011 Warrant;

“Acquisition Promissory Notes” means, collectively, the non-interest bearing promissory notes deemed to be issued by Gazit Maple to the GAA Shareholders (other than Gazit Maple and any Dissenting Shareholders) pursuant to Section 3.1(b) hereof, each of which is payable on demand, has a principal amount equal to the fair market value of the Share Consideration, is limited in recourse to the Share Consideration and which shall be deemed to be satisfied by Gazit Amalco by the transfer of the Share Consideration in accordance with Section 3.1(k) hereof;

“affiliate” has the meaning given in National Instrument 45-106 – Prospectus and Registration Exemptions;

“Arrangement” means the arrangement of GAA under section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments, modifications or supplements thereto made in accordance with Section 3.1 hereof or in the Arrangement Agreement or made at the direction of the Court in the Final Order (provided that any such amendment, modification or supplement is acceptable to GAA, GG and FCR, each acting reasonably);

“Arrangement Agreement” means the arrangement agreement dated June 20, 2012 between GAA, GG and FCR, as may be amended, amended and restated, supplemented or otherwise modified prior to the Effective Time;

“Arrangement Resolution” means the special resolution of the GAA Shareholders to be considered at the GAA Meeting, to be substantially in the form and content of Schedule “B” to the Arrangement Agreement, subject to any amendments, modifications or supplements thereto made with the consent of GAA, GG and FCR, each acting reasonably;

“Articles of Arrangement” means the articles of arrangement of GAA in respect of the Arrangement to be filed with the Director after the Final Order is made, which shall be consistent with this Plan of Arrangement and otherwise in form and content satisfactory to GAA, GG and FCR, each acting reasonably;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario or Tel Aviv, Israel;

“Cash Consideration” means $3.02 per GAA Share outstanding immediately prior to the Effective Time (other than GAA Shares owned by Gazit Maple or any Dissenting Shareholders) subject to adjustment based upon the EQY Reference Price, such that if the EQY Reference Price is greater than U.S.$20.50 or less than U.S.$19.50, the $3.02 per GAA Share will increase or decrease, respectively, by the amount in Canadian dollars equal to 40% of the number of U.S. dollars, converted to Canadian dollars using the Exchange Rate, by which the EQY Reference Price exceeds U.S.$20.50 or is less than U.S.$19.50, respectively, provided, however, that such consideration shall not, in any event, be less than zero;

“Consideration” means the Cash Consideration and the Share Consideration, collectively;

“Consideration Shares” means that number of FCR Shares equal to the quotient obtained when $100,250,000 is divided by the FCR Reference Price;

“Convertibles Reference Price” means the price per FCR Share determined as the preceding five (5)-trading day volume-weighted average trading price at the close of trading on the TSX on the day which is two (2) trading days prior to the date of the GAA Meeting (adjusted appropriately for any stock split, special dividend or other event contemplated by Section 2.10(b) of the Arrangement Agreement with a record date or an effective date, as applicable, occurring during such five (5)-trading day period);

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Depositary” means Computershare Trust Company of Canada or such other person that may be appointed by GAA for the purpose of exchanging certificates representing GAA Shares for the Consideration in connection with the Arrangement;

“Director” means the Director appointed pursuant to section 278 of the OBCA;

“Dissenting Shareholder” means a registered holder of GAA Shares who validly dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for its GAA Shares;

“Dissenting Shares” means GAA Shares held by a Dissenting Shareholder who has demanded and perfected Dissent Rights in respect of such GAA Shares in accordance with the Interim Order and who, as of the Effective Time, has not effectively withdrawn or lost such Dissent Rights;

“Dissent Rights” has the meaning given in Subsection 4.1(a) hereof;

“Effective Date” means the date the Arrangement becomes effective under the OBCA;

“Effective Time” means 12:01 a.m. on the Effective Date;

“EQY” means Equity One, Inc., a corporation existing under the laws of the State of Maryland;

“EQY Reference Price” means the preceding 20-trading day volume-weighted average trading price of the EQY Shares at the close of trading on the New York Stock Exchange on the day which is seven (7) trading days prior to the date of the GAA Meeting;

“EQY Shares” means the common shares in the authorized share capital of EQY;

“Exchange Rate” means 1.0184;

“FCR” means First Capital Realty Inc., a corporation existing under the laws of the Province of Ontario;

“FCR Reference Price” means the price per FCR Share determined as the preceding 20-trading day volume-weighted average trading price at the close of trading on the TSX on the day which is seven (7) trading days prior to the date of the GAA Meeting (adjusted appropriately for any stock split, special dividend or other event contemplated by Section 2.10(b) of the Arrangement Agreement with a record date or an effective date, as applicable, occurring during such 20-trading day period), provided, however, that if the price so calculated is less than $18.20, or greater than $19.00, the price shall be deemed to be $18.20, or $19.00, respectively;

“FCR Shares” means the common shares in the authorized share capital of FCR;

“Final Order” means the final order of the Court or, if appealed, the final order of an appellate court, approving the Arrangement pursuant to section 182 of the OBCA, in a form acceptable to GAA, GG and FCR, each acting reasonably, as may be amended prior to the Effective Time by the Court or an appellate court, as the case may be, with the consent of GAA, GG and FCR, each acting reasonably;

“final proscription date” shall have the meaning given in Section 5.5 hereof;

“Former GAA Shareholders” means, at and following the Share Transfer Time, the registered holders of GAA Shares immediately prior to the Effective Time;

“Former GAA Warrantholders” means, at and following the Warrant Transfer Time, the registered holders of GAA Warrants immediately prior to the Effective Time;

“GAA” means Gazit America Inc., a corporation existing under the laws of the Province of Ontario;

“GAA Board” means the board of directors of GAA as the same is constituted from time to time;

“GAA Deferred Unit Plan” means the Directors Deferred Share Unit Plan adopted by the GAA Board on November 9, 2009 and approved by the GAA Shareholders on June 3, 2010, as amended;

“GAA DSU” means a deferred share unit, being a right granted by GAA to any non-employee director of GAA to receive, on a deferred basis, a GAA Share, the cash equivalent thereof or a combination of cash and GAA Shares, issued under the GAA Deferred Unit Plan;

“GAA DSU Consideration” means an amount per GAA DSU (including fractional DSUs) equal to the value of the Consideration that the holder of a GAA DSU would have been entitled to receive had such GAA DSU been converted into a GAA Share (including in respect of fractional GAA Shares) prior to the Effective Time, determined by adding the Cash Consideration for each GAA Share that would have been payable to the sum of: (a) the product of the Share Consideration per GAA Share that would have been payable (including fractional FCR Shares) multiplied by the Convertibles Reference Price; and (b) the fair market value of all cash, securities (other than FCR Shares) or other property, if any, to be received by GAA Shareholders pursuant to the Arrangement as a result of the operation of Section 2.10(b) of the Arrangement Agreement;

“GAA Meeting” means the annual and special meeting of GAA Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“GAA Option Consideration” means an amount per GAA Share subject to a GAA Option equal to the difference, if positive, between: (a) the value of the Consideration per GAA Share that the holder of a GAA Option would have been entitled to receive had such GAA Option been exercised for GAA Shares prior to the Effective Time, determined by adding the Cash Consideration that would have been payable for each GAA Share to the sum of: (i) the product of the Share Consideration per GAA Share that would have been payable (including fractional FCR Shares) multiplied by the Convertibles Reference Price; and (ii) the fair market value of all cash, securities (other than FCR Shares) or other property, if any, to be received by GAA Shareholders pursuant to the Arrangement as a result of the operation of Section 2.10(b) of the Arrangement Agreement; and (b) and the exercise price of the applicable GAA Option, and zero, if such difference is negative;

“GAA Options” means the outstanding options to purchase GAA Shares granted under the GAA Stock Option Plan;

“GAA RSU Plan” means the Restricted Share Unit Plan of GAA approved by the GAA Board on November 9, 2009 and by the GAA Shareholders on June 3, 2010;

“GAA Shares” means the common shares in the authorized capital of GAA as currently constituted;

“GAA Shareholders” means the registered and beneficial holders of the GAA Shares;

“GAA Stock Option Plan” means the stock option plan of GAA, approved by the GAA Board on November 9, 2009 and by the GAA Shareholders on June 3, 2010, as amended;

“GAA Warrantholders” means the holders of the 2010 Warrants and the 2011 Warrants collectively;

“GAA Warrants” means the 2010 Warrants and the 2011 Warrants collectively;

“Gazit Amalco” means the corporation formed upon the amalgamation of Gazit Maple and GAA pursuant to the Arrangement;

“Gazit Maple” means Gazit Maple Inc., a corporation existing under the laws of the Province of Ontario and a wholly owned subsidiary of GG;

“GG” means Gazit-Globe Ltd., a corporation existing under the laws of Israel;

“Interim Order” means the interim order of the Court contemplated by Section 2.2 of the Arrangement Agreement and made pursuant to section 182(5) of the OBCA, in a form acceptable to GAA, GG and FCR, each acting reasonably, providing for, among other things, the calling and holding of the GAA Meeting, as the same may be amended by the Court with the consent of GAA, GG and FCR, each acting reasonably;

“Letter of Transmittal” means the letter of transmittal to be forwarded by GAA to GAA Shareholders and GAA Warrantholders together with the GAA Circular or such other equivalent form of letter of transmittal acceptable to GG and FCR, each acting reasonably;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“OBCA” means the Business Corporations Act (Ontario) and the regulations made thereunder, as now in effect and as either may be promulgated or amended from time to time;

“Parties” means GAA, GG and FCR collectively, and “Party” means any of them;

“ProMed Asset” means ProMed Asset Management Inc., a corporation existing under the laws of the Province of Ontario and a wholly-owned Subsidiary of GAA;

“ProMed CA” means ProMed Properties (CA) Inc., a corporation existing under the laws of the Province of Ontario and a wholly-owned Subsidiary of GAA;

“ProMed Debt” means the intercompany debt owed as at the Effective Time by each of ProMed CA, ProMed Asset and ProMed One, as debtors, to GAA, as creditor;

“ProMed One” means ProMed One Centrepointe Ltd.;

“ProMed Shares” means all of the issued and outstanding shares of ProMed CA and ProMed Asset, respectively;

“Share Consideration” means the fraction of an FCR Share determined by dividing the number of Consideration Shares by 23,308,152, being the total number of GAA Shares outstanding at the close of the trading day prior to the entering into of the Arrangement Agreement, subject to adjustment in accordance with Section 2.10(b) of the Arrangement Agreement;

“Share Transfer Time” means the time at which the transactions contemplated by Subsection 3.1(b) are completed pursuant to this Plan of Arrangement;

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as either may be promulgated or amended from time to time;

“Warrant Consideration” means the 2010 Warrant Consideration and the 2011 Warrant Consideration, as applicable; and

“Warrant Transfer Time” means the time at which the transactions contemplated by Subsection 3.1(f) are completed pursuant to this Plan of Arrangement.

In addition, words and phrases used herein and defined in the OBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the OBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3	Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6	Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful currency of Canada.

1.7	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time in Toronto, Ontario unless otherwise stipulated herein.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

2.2	Binding Effect

At and after the Effective Time, this Plan of Arrangement shall be binding on (a) GAA, GG, FCR, Gazit Maple, Gazit Amalco, ProMed CA, ProMed Asset and ProMed One; (b) all registered and beneficial holders of GAA Shares (including Dissenting Shareholders), GAA Warrants, GAA Options and GAA DSUs; (c) the registrar and transfer agent in respect of the GAA Shares and GAA Warrants; and (d) the Depositary, in each case without any further authorization, act or formality on the part of any Person, except as expressly provided herein.

ARTICLE 3

ARRANGEMENT

3.1	Arrangement

At the Effective Time, except as otherwise noted herein, the following shall occur and shall be deemed to occur sequentially, in the following order, without any further act or formality required on the part of any person, in each case effective as at five minute intervals starting at the Effective Time:

(a)	each ProMed Share shall be deemed to be transferred to FCR (free and clear of any Liens, charges and encumbrances of any nature whatsoever) and FCR shall be deemed to have acquired all of GAA’s rights and interest in and to the ProMed Debt, in consideration for the issuance of the Consideration Shares to GAA;

(b)	simultaneously:

(i)	each GAA Share (other than those already owned by Gazit Maple or any GAA Shares held by a Dissenting Shareholder) shall be deemed to be transferred to Gazit Maple (free and clear of any Liens, charges and encumbrances of any nature whatsoever) in exchange for an Acquisition Promissory Note and the Cash Consideration, subject to Article 4 hereof;

(ii)	each GAA Share in respect of which the GAA Shareholder has validly exercised his, her or its Dissent Right shall be directly transferred and assigned by such Dissenting Shareholder to Gazit Maple (free and clear of any Liens, charges and encumbrances of any nature whatsoever) in accordance with Article 4 hereof;

(c)	with respect to each GAA Share transferred and assigned in accordance with Subsection 3.1(b) hereof and subject, where applicable, to Article 4 hereof:

(i)	the registered holder thereof shall cease to be the registered holder of such GAA Share and the name of such registered holder shall be removed from the register of GAA Shareholders as of the Share Transfer Time;

(ii)	the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such GAA Share in accordance with Subsection 3.1(b) hereof; and

(iii)	Gazit Maple will be the holder of all of the outstanding GAA Shares and the register of GAA Shareholders shall be revised accordingly;

(d)	each GAA Option that remains unvested immediately prior to the Effective Time shall be deemed to be vested and exercisable in full immediately prior to the Effective Time, and each GAA Option outstanding immediately prior to the Effective Time shall be deemed to be transferred to GAA (free and clear of any Liens, charges and encumbrances of any nature whatsoever) and cancelled in exchange for a cash payment equal to the GAA Option Consideration for each GAA Share subject to such GAA Option;

(e)	each GAA DSU outstanding immediately prior to the Effective Time shall be deemed to be transferred to GAA (free and clear of any Liens, charges and encumbrances of any nature whatsoever) and redeemed in exchange for a cash payment equal to the GAA DSU Consideration;

(f)	with respect to the GAA Warrants, simultaneously:

(i)	each 2010 Warrant outstanding immediately prior to the Effective Time (other than 2010 Warrants owned by Gazit Maple) shall be deemed to be transferred to GAA (free and clear of any Liens, charges and encumbrances of any nature whatsoever) and cancelled in exchange for a cash payment equal to the 2010 Warrant Consideration for each GAA Share subject to such 2010 Warrant; and

(ii)	each 2011 Warrant outstanding immediately prior to the Effective Time (other than 2011 Warrants owned by Gazit Maple) shall be deemed to be transferred to GAA (free and clear of any Liens, charges and encumbrances of any nature whatsoever) and cancelled in exchange for a cash payment equal to the 2011 Warrant Consideration for each GAA Share subject to such 2011 Warrant;

(g)	with respect to each GAA Warrant, GAA Option or GAA DSU transferred and assigned in accordance with Subsection 3.1(d), Subsection 3.1(e) or Subsection 3.1(f) hereof:

(i)	the registered holder thereof shall cease to be the registered holder of such GAA Warrant, GAA Option or GAA DSU, as the case may be, and the name of such registered holder shall be removed from the respective registers of GAA Warrantholders, Optionholders and DSU holders as of the time the transfer under Subsection 3.1(d), Subsection 3.1(e) or Subsection 3.1(f) hereof, as the case may be, is completed; and

(ii)	the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such GAA Warrant, GAA Option or GAA DSU, as the case may be, in accordance with Subsection 3.1(d), Subsection 3.1(e) or Subsection 3.1(f) hereof, as applicable;

(h)	the GAA Stock Option Plan, GAA DSU Plan and GAA RSU Plan shall each be terminated and none of GAA, Gazit Maple or any of their respective affiliates or successors shall have any liability in respect thereof;

(i)	the stated capital account maintained by GAA in respect of the GAA Shares shall be reduced to $1.00;

(j)	GAA and Gazit Maple shall be amalgamated and continued as one corporation under the OBCA to form Gazit Amalco in accordance with the following:

(i)	Name. The name of Gazit Amalco shall be “Gazit America Inc.”;

(ii)	Registered Office. The registered office of Gazit Amalco shall be 109 Atlantic Avenue, Suite 303, Toronto, Ontario, M5K 1X4;

(iii)	Authorized Capital. Gazit Amalco shall be authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, in each case with the same rights, privileges, restrictions and conditions as the common shares and preferred shares, respectively, of Gazit Maple as set out on Appendix A hereto;

(iv)	Restrictions on Transfer. The securities of Gazit Amalco, other than non-convertible debt securities, shall not be transferred without the approval of: (A) the board of directors of Gazit Amalco; or (B) the holder or holders of more than 50% of the voting shares of Gazit Amalco entitling holders thereof to vote in all circumstances (other than holders of shares who are entitled to vote separately as a class) for the time being outstanding, in either case to be evidenced in either case by a resolution of such directors or shareholders;

(v)	Directors.

(A)	Minimum and Maximum. The directors of Gazit Amalco shall consist of a minimum number of one director and a maximum number of ten directors;

(B)	Number. Until changed by the shareholders of Gazit Amalco, or by the directors of Gazit Amalco if authorized to do so, the number of directors of Gazit Amalco shall be four (4); and

(C)	Initial Directors. The initial directors of Gazit Amalco shall be:

Name	Address	Resident Canadian
Dori J. Segal	85 Hanna Avenue Suite 400 Toronto, Ontario M6K 3S3	Yes

Alexandra Correia	85 Hanna Avenue Suite 400 Toronto, Ontario M6K 3S3	Yes

Chaim Katzman	1696 NE Miami Gardens Dr. North Miami Beach, FL 33179	No

Aharon Soffer	1 Derech Hashalom Tel Aviv, Israel 67892	No

(vi)	Business and Powers. There shall be no restrictions on the business Gazit Amalco may carry on or on the powers it may exercise;

(vii)	Stated Capital. The stated capital of the common shares and preferred shares, as applicable, of Gazit Amalco will be an amount equal to the stated capital of the common shares and preferred shares of Gazit Maple, respectively, immediately before the Effective Time;

(viii)	By-laws. The by-laws of Gazit Amalco shall be the by-laws of Gazit Maple, mutatis mutandis;

(ix)	Effect of Amalgamation. The provisions of section 179 of the OBCA shall apply to the amalgamation with the result that:

(A)	all of the property of each of Gazit Maple and GAA (other than amounts receivable between Gazit Maple and GAA, and other than any GAA Warrants or shares in the capital of GAA) shall continue to be the property of Gazit Amalco;

(B)	Gazit Amalco shall continue to be liable for all of the obligations of each of Gazit Maple and GAA (other than amounts payable between Gazit Maple and GAA);

(C)	any existing cause of action, claim or liability to prosecution of Gazit Maple or GAA shall be unaffected;

(D)	any civil, criminal or administrative action or proceeding pending by or against Gazit Maple or GAA may be continued to be prosecuted by or against Gazit Amalco; and

(E)	a conviction against, or ruling, order or judgment in favour of or against, Gazit Maple or GAA may be enforced by or against Gazit Amalco;

(x)	Articles. The Articles of Arrangement shall be deemed to be the articles of amalgamation of Gazit Amalco and the certificate of arrangement shall be deemed to be the certificate of amalgamation of Gazit Amalco; and

(xi)	Exchange and Cancellation of GAA Shares. On the amalgamation:

(A)	each issued and outstanding GAA Share and GAA Warrant held by Gazit Maple shall be cancelled and Gazit Maple’s name shall be struck from the register of holders of GAA Shares or GAA Warrants, as the case may be, as of the Effective Date;

(B)	any other issued and outstanding GAA Share shall be converted into and become a common share of Gazit Amalco; and

(C)	the issued and outstanding common shares and preferred shares of Gazit Maple shall survive and continue to be shares of Gazit Amalco without amendment; and

(k)	each Acquisition Promissory Note shall be deemed to be satisfied by Gazit Amalco by delivery to each holder thereof of the Share Consideration.

ARTICLE 4

DISSENT RIGHTS

4.1	Rights of Dissent

(a)	Pursuant to the Interim Order, registered holders of GAA Shares may exercise rights of dissent (“Dissent Rights”) under section 185 of the OBCA, as may be modified by this Article 4, the Interim Order and the Final Order, with respect to GAA Shares in connection with the Arrangement, provided that, notwithstanding section 185 of the OBCA, the written notice setting forth the objection of such registered GAA Shareholder to the Arrangement contemplated by section 185 of the OBCA and exercise of Dissent Rights must be received by GAA not later than 5:00 p.m. (Toronto time) on the Business Day that is two (2) Business Day before the GAA Meeting or any date to which the GAA Meeting may be postponed or adjourned and provided further that holders who exercise such Dissent Rights and who:

(i)	are ultimately entitled to be paid fair value for their GAA Shares, which fair value, notwithstanding anything to the contrary contained in the OBCA, shall be determined as of the close of business on the Business Day before the Effective Date, shall be deemed to have transferred their GAA Shares to Gazit Maple (free and clear of any Liens, charges and encumbrances of any nature whatsoever) at the Share Transfer Time and Gazit Amalco (as successor to Gazit Maple) shall be obliged to pay the amount therefor determined to be the fair value of such GAA Shares; and

(ii)	are ultimately not entitled, for any reason, to be paid fair value for their GAA Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of GAA Shares and shall be entitled to receive only the consideration contemplated in Section 3.1 hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights;

(b)	In no circumstances shall GAA, GG, FCR, Gazit Maple or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is a registered holder of those GAA Shares in respect of which such rights are sought to be exercised; and

(c)	For greater certainty, in no case shall GAA, GG, FCR, Gazit Maple, Gazit Amalco or any other Person be required to recognize Dissenting Shareholders as holders of GAA Shares after the Share Transfer Time, and the names of such Dissenting Shareholders shall be deleted from the register of GAA Shareholders as of the Share Transfer Time. In addition to any other restrictions under section 185 of the OBCA and for greater certainty, none of the following shall be entitled to exercise Dissent Rights: (i) GAA Warrantholders; (ii) holders of GAA Options; (iii) holders of GAA DSUs; and (iv) GAA Shareholders who vote, or who have instructed a proxyholder to vote, in favour of the Arrangement Resolution.

ARTICLE 5

DELIVERY OF CONSIDERATION

5.1	Delivery of Consideration

(a)	Upon surrender to the Depositary for cancellation of a certificate (if applicable) that immediately before the Effective Time represented one or more outstanding: (i) GAA Shares that were exchanged for Consideration, or (ii) GAA Warrants that were exchanged for Warrant Consideration, in each case in accordance with Section 3.1 hereof, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time (in each case, less any amounts withheld pursuant to Section 5.4 hereof), in the case of (i) above: (x) a cheque for the Cash Consideration to which such holder is entitled; (y) a share certificate representing that number of FCR Shares (rounded down to the nearest whole number) to which such holder is entitled as Share Consideration; and (z) any cash in lieu of a fractional FCR Share in accordance with Section 5.2 hereof, and, in the case of (ii) above, a cheque for the Warrant Consideration to which such holder is entitled. In the case of either (i) or (ii), above, any certificate so surrendered shall be cancelled. The cash deposited with the Depositary shall be held in an interest-bearing account and any interest earned on such funds shall be for the account of Gazit Amalco.

(b)	After the Share Transfer Time or Warrant Transfer Time, as applicable and until surrendered for cancellation as contemplated by Section 5.1(a) hereof, each certificate that immediately prior to the Effective Time represented one or more GAA Shares or GAA Warrants shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration, or Warrant Consideration, as the case may be, that the holder of such certificate is entitled to receive in accordance with Section 3.1 hereof, less any amounts withheld pursuant to Section 5.4 hereof.

(c)	As soon as practicable following the Effective Date, the Depositary shall deliver, on behalf of Gazit Amalco, to each holder of GAA Options and/or GAA DSUs, a cheque representing the cash payment, if any, to which such holder is entitled to receive pursuant to Subsection 3.1(d) or Subsection 3.1(e) hereof, as the case may be, less any amounts withheld pursuant to Section 5.4 hereof.

(d)	As soon as practicable following the Effective Date, the Depositary shall deliver to Gazit Amalco all the Consideration Shares other than those required to be delivered to Former GAA Shareholders (other than Gazit Maple and any Dissenting Shareholders) pursuant to the provisions of this Plan of Arrangement.

5.2	No Fractional Shares

In no event shall any holder of GAA Shares be entitled to receive a certificate for a fractional FCR Share. Where the aggregate number of FCR Shares to be issued to a holder of GAA Shares as consideration under this Arrangement would result in a fraction of an FCR Share being issuable, the number of FCR Shares to be received by such holder shall be rounded down to the nearest whole FCR Share and in lieu of a fractional FCR Share, the holder will receive a cash payment (rounded down to the nearest cent) in an amount equal to the FCR Reference Price multiplied by such fractional FCR Share amount, less any amounts withheld pursuant to Section 5.4 hereof.

5.3	Lost Certificates

If any certificate that immediately prior to the Effective Time represented one or more outstanding GAA Shares or GAA Warrants, as the case may be, that were exchanged for the Consideration or the Warrant Consideration, as the case may be, in accordance with Section 3.1 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the Consideration or Warrant Consideration, as the case may be, that such holder is entitled to receive in accordance with Section 3.1 hereof, in each case less the amounts withheld pursuant to Section 5.4 hereof. When authorizing such delivery of Consideration or Warrant Consideration, as the case may be, that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom such Consideration or Warrant Consideration, as the case may be, is to be delivered shall, as a condition precedent to the delivery of such Consideration or Warrant Consideration, as the case may be, give a bond reasonably satisfactory to GG, FCR and the Depositary in such amount as GG, FCR and the Depositary may direct, or otherwise indemnify GG, FCR and the Depositary in a manner reasonably satisfactory to GG, FCR and the Depositary, against any claim that may be made against GG, FCR or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles and by-laws of Gazit Amalco.

5.4	Withholding Rights

GAA, GG, FCR, Gazit Maple, Gazit Amalco and the Depositary shall be entitled to deduct and withhold from any amount payable or otherwise deliverable to any Person under this Plan of Arrangement (including any amounts payable pursuant to Section 3.1 hereof) such amounts as GAA, GG, FCR, Gazit Maple, Gazit Amalco or the Depositary may be entitled or required to deduct and withhold therefrom under the Tax Act or any provision under any applicable federal, provincial, local or foreign tax law or treaty, in each case as amended. To the extent that amounts are so deducted, withheld and remitted to the relevant taxing authority, such amounts shall be treated for all purposes hereof as having been paid to the Former GAA Shareholder, Former GAA Warrantholder or former holder of GAA Options or GAA DSUs, as the case may be. To the extent that the amount so required or entitled to be deducted or withheld exceeds the Cash Consideration otherwise payable to a Former GAA Shareholder, GAA, GG, FCR, Gazit Maple, Gazit Amalco and the Depositary, as the case may be, are herby authorized to sell or otherwise dispose of such portion of the Share Consideration as is necessary to provide sufficient funds to GAA, GG, FCR, Gazit Maple, Gazit Amalco or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement or entitlement and GAA, GG, FCR, Gazit Maple, Gazit Amalco or the Depositary, as the case may be, shall notify and remit to such former GAA Shareholder any unapplied balance of the net proceeds of such sale.

5.5	Limitation and Proscription

Subject to applicable laws, to the extent that a Former GAA Shareholder or Former GAA Warrantholder shall not have deposited its certificate(s) representing GAA Shares or GAA Warrants, respectively, in compliance with this Article 5 on or before the date that is six (6) years after the Effective Date (the “final proscription date”), then the Consideration or Warrant Consideration, as the case may be, that such Former GAA Shareholder or Former GAA Warrantholder, as the case may be, was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the Consideration or Warrant Consideration, as the case may be, to which such Former GAA Shareholder or Former GAA Warrantholder, as the case may be, was entitled, shall be delivered to Gazit Amalco by the Depositary and the Former GAA Shareholder or Former GAA Warrantholder, as the case may be, shall cease to have any claim or interest of any kind or nature against or in GG, FCR or Gazit Amalco as of such final proscription date.

5.6	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens, charges, security interests, encumbrances, mortgages, hypothecs, restrictions, adverse claims or other claims of third parties of any kind, except for claims of the transferring securityholder to be paid the consideration payable to such securityholder pursuant to the terms of this Plan of Arrangement.

5.7	Paramountcy

From and after the Effective Time (a) this Plan of Arrangement shall apply to any and all GAA Shares, GAA Warrants, GAA Options and GAA DSUs issued prior to the Effective Time, (b) the rights and obligations of the registered holders of GAA Shares, GAA Warrants, GAA Options and GAA DSUs and GG, FCR, Gazit Amalco, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any GAA Shares, GAA Warrants, GAA Options and GAA DSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 6

AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)	GAA, GG and FCR reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be: (i) set out in writing; (ii) agreed to in writing by GAA, GG and FCR; (iii) filed with the Court and, if made following the GAA Meeting, approved by the Court; and (iv) communicated to holders or former holders of GAA Shares if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by GAA at any time prior to the GAA Meeting provided that GG and FCR shall each have consented thereto in writing, with or without any other prior notice or communication (other than as may be required under the Interim Order), and, if so proposed and accepted by the persons voting at the GAA Meeting, shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the GAA Meeting shall be effective only if: (i) it is consented to in writing by each of GAA, GG and FCR; (ii) it is filed with the Court; and (iii) if required by the Court, it is approved by holders of the GAA Shares voting in the manner directed by the Court.

(d)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 7

FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out therein.

APPENDIX A

SHARE TERMS

PREFERRED SHARES

(i)	Dividend – Preferred Shares

The holders of the preferred shares in priority to the holders of common shares and any other shares ranking junior to such preferred shares, shall be entitled to receive and Gazit Amalco shall pay thereon if, as and when declared by the board of directors of Gazit Amalco, out of the monies of Gazit Amalco properly applicable to the payment of dividends in any financial year, preferential, non-cumulative dividends on each share at a rate of 6% per annum calculated on the sum of $1.00 per share. If within 6 months after the expiration of any financial year of Gazit Amalco, the board of directors in its discretion shall not declare a dividend or any part thereof on such preferred shares for such financial year, then the rights of the holders of such preferred shares to such dividends or any part thereof for such financial year shall be forever extinguished. The holders of the preferred shares shall not be entitled to any dividends other than or in excess of the preferential, non-cumulative dividends hereinbefore provided for.

(ii)	Participation in Assets on Dissolution – Preferred Shares

In the event of the liquidation, dissolution or winding up of Gazit Amalco, whether voluntary or involuntary, the holders of the preferred shares shall be entitled to receive, in priority to any distribution to the holders of the common shares, an amount equal to the sum of $1.00 per share together with all declared and unpaid dividends thereon (the “Preferred Redemption Price”); provided that there shall be no further participation in the property and assets of Gazit Amalco by the holders of the preferred shares.

(iii)	Redemption of Preferred Shares at the Option of Gazit Amalco

Gazit Amalco shall have the right at its option, at any time or times, to redeem all or any portion of the preferred shares on payment of the Preferred Redemption Price per preferred share.

In all cases of redemption, 7 days’ notice (“Notice of Redemption”) shall be given by letter directed to the respective shareholders whose shares are to be redeemed at their respective addresses appearing on the books of Gazit Amalco. The Notice of Redemption shall set out:

(1)	the number of shares to be redeemed, if only part of the shares held by the shareholder to whom such notice is addressed are to be redeemed;

(2)	the Preferred Redemption Price;

(3)	the date on which the redemption is to take place (“Redemption Date”);

(4)	the place where such shares will be redeemed; and

(5)	the name and address of the chartered bank, if any, in which unclaimed redemption monies will be deposited.

On or after the Redemption Date, Gazit Amalco shall pay the Preferred Redemption Price to holders of the preferred shares to be redeemed, on presentation and surrender of the certificate or certificates for such shares, duly endorsed, at the place specified in the Notice of Redemption. Gazit Amalco shall have the right on or after the Redemption Date to deposit any unclaimed redemption monies to a special account in the chartered bank named in the Notice of Redemption, to be paid upon presentation and surrender of the share certificate or certificates as have not at the date of such deposit been surrendered by the holders thereof, to or to the order of such holders. Such shares shall be redeemed on the Redemption Date, and from and after the Redemption Date, the holder of such shares being redeemed shall cease to be entitled to dividends, and shall not be entitled to exercise any rights in respect thereof, unless payment of the Preferred Redemption Price is not made on the Redemption Date, in which event the rights of such holder shall remain unaffected until the Preferred Redemption price has been paid in full.

(iv)	Voting Rights – Preferred Shares

Except as provided in the OBCA, as amended or re-enacted from time to time, the holder of a preferred share shall not be entitled to vote at any meeting of the shareholders of Gazit Amalco, but shall be entitled to notice of meetings of shareholders called for the purpose of authorizing the dissolution of Gazit Amalco or the sale of its undertaking or a substantial part thereof and shall be entitled to receive all reports and other communications which are sent by Gazit Amalco to the holders of the common shares.

(v)	Purchase of Preferred Shares

Gazit Amalco may at any time or times purchase or otherwise acquire all or any part of the preferred shares upon payment of an amount not exceeding the Preferred Redemption Price for each preferred share, which shares so purchased or otherwise acquired shall then be cancelled.

COMMON SHARES

(i)	Dividend – Common Shares

The holders of the common shares, after the payment of any dividends payable to the holders of the preferred shares, shall be entitled to receive and Gazit Amalco shall pay thereon if, as and when declared by the board of directors of Gazit Amalco, out of the monies of Gazit Amalco properly applicable to the payment of dividends in any financial year, such dividends in any financial year as the board of directors may be resolution determine.

(ii)	Participation in Assets on Dissolution – Common Shares

In the event of the liquidation, dissolution or winding up of Gazit Amalco, whether voluntary or involuntary, the holders of the common shares shall be entitled to receive, subject to the prior rights of the holders of the preferred shares, all of the remaining property and assets of Gazit Amalco.

- A2 -

(iii)	Voting Rights – Common Shares

The holder of a common share shall be entitled to one (1) vote for each common share held, at any meeting of shareholders of Gazit Amalco other than meetings of the holders of another class of shares.

(ii)	Purchase of Common Shares

Gazit Amalco may at any time or times purchase or otherwise acquire all or any part of the common shares, which shares so purchased or otherwise acquired shall then be cancelled.

- A3 -

SCHEDULE B

ARRANGEMENT RESOLUTION

(See attached)

ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	The arrangement (the “Arrangement”) under section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving Gazit America Inc. (“GAA”), as more particularly described and set forth in the Management Information Circular (the “Circular”) of GAA dated June •, 2012, accompanying the notice of this meeting (as the Arrangement may be, or may have been, amended, modified or supplemented in accordance with the terms of the arrangement agreement (the “Arrangement Agreement”) between GAA, Gazit-Globe Ltd. and First Capital Realty Inc. dated June 20, 2012 or the Plan of Arrangement (as defined below)), is hereby authorized, approved and adopted.

2.	The plan of arrangement (the “Plan of Arrangement”), involving GAA and implementing the Arrangement, the full text of which is set out in Appendix • to the Circular (as the Plan of Arrangement may be, or may have been, amended, modified or supplemented in accordance with its terms or the terms of the Arrangement Agreement), is hereby authorized, approved and adopted.

3.	The Arrangement Agreement, and all the transactions contemplated therein, together with the actions of the directors of GAA in approving the Arrangement and the actions of the directors and officers of GAA in executing and delivering the Arrangement Agreement, together with any amendments, modifications or supplements thereto, are hereby ratified and approved.

4.	Notwithstanding that these resolutions have been passed (and the Arrangement approved) by the shareholders of GAA or that the Arrangement has been approved by the Ontario Superior Court of Justice (Commercial List), the directors of GAA, upon the recommendation of the special committee of the board of directors of GAA formed in connection with GAA’s consideration of the Arrangement, are hereby authorized and empowered, without further notice to, or approval of, the shareholders of GAA: (a) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, as applicable; or (b) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and/or any related transactions.

5.	Any one or more directors or officers of GAA is hereby authorized and directed for and on behalf of GAA to execute, whether under corporate seal of GAA or otherwise, and to deliver for filing with the Director under the OBCA, articles of arrangement and such other documents as may be necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery by such director(s) or officer(s) of such articles of arrangement and any such other documents.

6.	Any one or more directors or officers of GAA is hereby authorized, for and on behalf and in the name of GAA, to execute and deliver, whether under corporate seal of GAA or otherwise, all such agreements, forms waivers, notices, certificate, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as such director or officer may determine to be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery by such director(s) or officer(s) of such document, agreement or instrument or the doing of any such act or thing.